Exhibit 2.1

Agreement and Plan of Merger
among
Rocket Companies, Inc.,
a Delaware corporation,
Neptune Merger Sub, Inc.,
a Delaware corporation, and
Redfin Corporation,
a Delaware corporation
___________________________
Dated as of March 9, 2025

i

EXHIBITS

Exhibit A	-	Certain Definitions and Index of Defined Terms
Exhibit B	-	Form of Certificate of Merger
Exhibit C -1	-	Parent Tax Certificate
Exhibit C -2	-	Company Tax Certificate

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 9, 2025 (the “Agreement Date”), by and among Rocket Companies, Inc., a Delaware corporation (“Parent”), Neptune Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Redfin Corporation, a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and each a “Party”). Capitalized terms shall have the meaning ascribed to them throughout this Agreement or in Exhibit A.
RECITALS
A.Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement.
B.Upon the terms and subject to the conditions set forth herein and in accordance with the DGCL, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent, and each share of Company Common Stock (each, a “Share,” and collectively, “Shares”) that is issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration, without interest and subject to any required withholding of Taxes, except for the Cancelled Shares.
C.For U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
D.The board of directors of the Company (the “Company Board”) has (i) determined that the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), taken together, are on terms that are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions and (iii) resolved to recommend that the Company Stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”).
E.The board of directors of each of Parent and Merger Sub has approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, and the board of directors of Merger Sub has submitted this Agreement to the sole stockholder of Merger Sub for adoption thereby, and recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the Transactions.
F.Upon the terms and conditions set forth in the Transaction Agreement dated as of March 9, 2025, among Parent, RHI, Daniel Gilbert and the other parties thereto (the “Transaction Agreement”), the parties thereto will, prior to the Closing, consummate a series of transactions (the “Reorganization Transactions”) pursuant to which, among other things, Parent’s “Up-C” structure will be eliminated and Rocket, LLC will become a wholly owned Subsidiary of Parent.

G.The board of directors of each of Parent and RHI has approved and declared advisable the Transaction Agreement and the Reorganization Transactions upon the terms and subject to the conditions set forth therein.
AGREEMENT
The Parties, intending to be legally bound, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:
Article I
DESCRIPTION OF TRANSACTION
Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall be governed by and effected under the DGCL.
Section 1.2    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
Section 1.3    Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents, as promptly as practicable, but in any event no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last of the conditions set forth in Article V to be so satisfied or waived (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (if permitted hereunder) of such conditions at the Closing), or at such other location, date and time as agreed by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Under the terms and subject to the conditions of this Agreement, on the Closing Date, the Company shall cause a duly executed certificate of merger substantially in the form attached hereto as Exhibit B or in such form as the Parties shall agree satisfies the applicable requirements of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to as the “Effective Time”).
Section 1.4    Governing Documents; Directors and Officers. Unless otherwise agreed by Parent and the Company prior to the Effective Time:
(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read in the form attached to the Certificate of Merger;

(b)    the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time other than to change the name of Merger Sub thereunder to be the name of the Surviving Corporation; and
(c)    the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time, and the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the officers of the Company immediately prior to the Effective Time.
Section 1.5    Conversion of Shares; Company Options, Company RSUs, Company PSUs and Company ESPP.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any equityholder of the Company:
(i)Treasury Shares. Each Share that is owned, directly or indirectly, by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;
(ii)Shares Owned by Parent and Merger Sub. Each Share that is owned, directly or indirectly, immediately prior to the Effective Time, by (A) Parent, (B) Merger Sub or (C) any wholly owned Subsidiary of Parent or Merger Sub shall be cancelled and extinguished without any conversion or payment of any property or consideration, and shall cease to exist;
(iii)All Other Shares. Each Share that is outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Sections 1.5(a)(i) and (ii), collectively, the “Cancelled Shares”) shall be automatically converted into the right to receive 0.7926 shares of Parent Stock (the “Exchange Ratio”) and the cash payable in lieu of fractional shares pursuant to Section 1.6 (collectively, the “Merger Consideration”); provided that notwithstanding the foregoing or anything to the contrary set forth herein, no fraction of a share of Parent Stock will be issued by virtue of the Merger, and in lieu thereof, each holder of Shares who would otherwise be entitled to a fraction of a share of Parent Stock pursuant to this Section 1.5(a)(iii) (after aggregating all fractional shares of Parent Stock that otherwise would be received by such holder) shall, upon the surrender of such Shares in the manner provided in Section 1.8(c), receive an amount of cash (rounded down to the nearest whole cent), without interest, in accordance with the provisions of Section 1.6. All shares of Parent Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6 in lieu of a fractional share of Parent Stock and any dividends or other distributions paid in respect thereof pursuant to Section 1.8(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time.
(iv)Company Options. Each Company Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, be assumed by Parent and converted into an option to acquire that number of shares of Parent Stock equal to the product obtained by multiplying (x) the number of Shares subject to such Company Option by (y) the Exchange Ratio (each, an “Assumed Option”). Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting, vesting acceleration and exercisability) as were applicable under the respective Company Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of Shares subject to such Assumed Option by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). It is the intention of the Parties that each Assumed Option that qualified as a United States-based incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time. Promptly after the Closing Date, Parent shall issue to each Person who immediately prior to the Effective Time was a Company Optionholder a document evidencing the foregoing assumption of such Company Option by Parent.
(v)Company RSUs. Each Company RSU that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, assumed by Parent and converted into an award to receive that number of shares of Parent Stock equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (y) the Exchange Ratio (each, an “Assumed Unit”). Each Assumed Unit shall otherwise be subject to the same terms and conditions (including as to vesting, vesting acceleration and issuance) as were applicable under the respective Company RSU immediately prior to the Effective Time. Notwithstanding the foregoing, if a Company RSU is subject to the applicable Laws of a non-U.S. jurisdiction and Parent determines (in good faith and upon advice from Parent’s legal counsel) such Company RSU may not be converted into an Assumed Unit under applicable Laws of the relevant non-U.S. jurisdiction (including without limitation by reason of a failure to obtain any required regulatory consents or approvals after making reasonable commercial efforts to obtain such consents or approvals), Parent shall provide for such other treatment that is in compliance with applicable Laws and reasonably agreed upon by Parent and the Company at least thirty (30) days prior to the Effective Time.
(vi)Company PSUs. The achievement of applicable performance metrics of each Company PSU that is outstanding as of immediately prior to the Effective Time for which the applicable performance period has not been completed, will be determined, prior to the Effective Time in good faith by the Company Board or a committee thereof in accordance with the terms of the applicable Company PSU award agreement (any resulting achieved Company PSUs, the “Achieved Company PSUs”) and such Achieved Company PSUs will be subject to the time-based vesting schedule set forth in the applicable Company PSU award agreement (such time-vesting Achieved Company PSUs, the “Converted RSUs”). Each such Converted RSU that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Converted RSU or any other Person, be treated in accordance with Section 1.5(a)(v).

(vii)Company ESPP. As soon as practicable following the Agreement Date, the Company shall take all actions with respect to the Company’s 2017 Employee Stock Purchase Plan (the “Company ESPP”) such that (x) with respect to the offering period under the Company ESPP in effect as of the Agreement Date, if any (the “Current Purchase Period”), no individual who was not a participant in the Company ESPP as of the Agreement Date may enroll in the Company ESPP and no participant may increase the percentage amount of their payroll deduction election from that in effect on the Agreement Date for the Current Purchase Period and (y) no new offering or purchase period shall be commenced under the Company ESPP prior to the Effective Time. Further, (A) if any Current Purchase Period is still expected to be in effect at the Effective Time, then the last day of such Current Purchase Period shall be accelerated to a specified trading day (determined by the Company) occurring no later than ten Business Days prior to the Closing Date and the final purchase of Shares thereunder shall be made on that day, (B) if the Current Purchase Period terminates prior to the Effective Time, then the Company ESPP shall be suspended and there will be no new offering or purchase periods following the Current Purchase Period, (C) in no event shall more than 300,000 Shares be issued in the final purchase period and (D) in all events, subject to the consummation of the Merger, the Company shall terminate the Company ESPP immediately prior to the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP and provide all required notices of the foregoing to the participants in accordance with the Company ESPP) that are necessary to give effect to the transactions contemplated by this Section 1.5(a)(vii).
(viii)Registration Statements for Assumed Options and Assumed Units. As soon as practicable following the Effective Time, but in no event later than two Business Days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8 or other registration statement (and use its commercially reasonable efforts to maintain the effectiveness thereof and maintain the current status of any prospectus contained therein) relating to shares of Parent Stock issuable with respect to the Assumed Options and Assumed Units, and shall use its commercially reasonable efforts to cause such registration statement to remain in effect for so long as such Assumed Options or Assumed Units remain outstanding.
(ix)Merger Sub. Each share of the common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.
(b)    If, during the period from the Agreement Date through the Effective Time, any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction occurs with respect to the outstanding Shares or outstanding shares of Parent Stock, or if a stock dividend is declared by either the Company or Parent during such period, or a record date with respect to any such event shall occur during such period, then all calculations provided for that are based on a number of shares of any class or series (or trading prices therefor) affected thereby, including the Exchange Ratio and the Merger Consideration, shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such event; provided that (i) nothing in this Section 1.5(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement, (ii) the Reorganization Transactions shall not result in any adjustment to the Exchange Ratio and the

Merger Consideration and (iii) grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.
Section 1.6    Fractional Shares.
(a)Each holder of Shares otherwise entitled to a fractional share of Parent Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.6 and subject to the provisions of Section 1.8, a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional shares of Parent Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Stock equal to the excess of (x) the aggregate number of shares of Parent Stock to be delivered to the Exchange Agent by Parent pursuant to Section 1.8(b) over (y) the aggregate number of whole shares of Parent Stock to be distributed to the holders of Shares pursuant to Section 1.8(c) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Shares who would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.
(b)The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Shares (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Shares would otherwise be entitled.
(c)As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional shares of Parent Stock, the Exchange Agent shall make available such amounts to such holders of Shares without interest, subject to and in accordance with Section 1.8.
Section 1.7    Closing of the Company’s Transfer Books. At the Effective Time: (a) all Shares outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist in exchange for the consideration issued pursuant to Section 1.5, and all holders of Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders except as provided for in Section 1.5 and (b) the stock transfer books of the Company shall be closed with respect to all Shares outstanding immediately prior to the Effective Time. No further transfer of any such Shares shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, Shares are presented to the

Exchange Agent, Parent or the Surviving Corporation, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article I.
Section 1.8    Exchange of Shares.
(a)Prior to the Closing Date, Parent shall select Equiniti Trust Company, LLC or another reputable bank or trust company reasonably acceptable to the Company to act as the exchange agent in the Merger (the “Exchange Agent”) and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company.
(b)Prior to the Effective Time, Parent shall deposit with the Exchange Agent the shares of Parent Stock issuable pursuant to Section 1.5(a) in exchange for the Shares. The Parent Stock so deposited with the Exchange Agent is referred to as the “Exchange Fund.”
(c)Any holder of any Shares that are evidenced by way of book-entry in the register of the Company Stockholders (each, a “Book-Entry Share”) and whose Shares were converted pursuant to Section 1.5 into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to issue or pay as promptly as reasonably practicable after the Effective Time (and in any event within three Business Days following the Effective Time), for each Share formerly represented by such Book-Entry Share: (i) the number of whole shares of Parent Stock such holder is entitled to receive pursuant to Section 1.5(a)(iii) (which shall be in uncertificated book entry form unless a physical certificate is requested by the holder or is otherwise required by applicable Laws), (ii) payment of any cash such holder is entitled to receive pursuant to Section 1.6 in lieu of fractional shares of Parent Stock, and (iii) any dividends or distributions such holder is entitled to receive pursuant to Section 1.8(d), and the Book-Entry Share so exchanged shall be forthwith cancelled. Issuance or payment of the Merger Consideration with respect to the Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.
(d)Whenever a dividend or other distribution is declared or made after the date hereof with respect to Parent Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Parent Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to Parent Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Shares with respect to the shares of Parent Stock represented thereby until such holders shall surrender such Shares. Subject to applicable Laws, following surrender of any Shares in the manner provided in Section 1.8(c), the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of Parent Stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Stock.
(e)Any portion of the Exchange Fund that remains undistributed to holders of Shares as of the one-year anniversary of the Closing Date shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore surrendered their Shares in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration.

(f)Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Shares or to any other Person with respect to any cash amounts properly delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law. Any Merger Consideration (and any cash which such holder has the right to receive in respect of any dividends and distributions which such holder has the right to receive pursuant to Section 1.8(d)) remaining unclaimed by holders of Shares three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
Section 1.9    Withholding Taxes. Each of the Exchange Agent, Parent, the Surviving Corporation or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or non-U.S. Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
Section 1.10    Tax Reorganization. The Parties hereto intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is hereby adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
Article II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (x) the Company SEC Documents, other than disclosures in such Company SEC Documents contained under the heading “Risk Factors” (other than any historical factual information contained therein) or included in any “forward-looking statements” disclaimer or any other general statements regarding risks or uncertainties that are similarly predictive or forward-looking in nature (other than any historical factual information contained therein) or (y) in the correspondingly numbered section of the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (with the disclosure in any section or subsection of the Company Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article II to the extent that it is reasonably apparent based on such disclosure that such disclosure should qualify or apply to such other sections and subsections), the Company hereby represents and warrants to Parent as follows:
Section 2.1    Corporate Existence.
(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority to (i) conduct its business in the manner in which its business is currently being conducted and (ii) own, lease and use its assets in the manner in which its assets are currently owned, leased and used, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of such jurisdictions where the character of the property owned or leased by it or the nature of its business and activities or the ownership or leasing of its properties requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)(i) The Company is not in violation of the Company’s Restated Certificate of Incorporation, as amended through the date hereof (the “Company Certificate”) or Company’s Restated Bylaws (the “Company Bylaws”) in any material respect, and (ii) the Subsidiaries of the Company are not in violation of their respective organizational or governing documents, except where such violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the Company Certificate and the Company Bylaws.
(c)Section 2.1(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or formation of each such Subsidiary and the owner thereof (each of which is the owner of all of the outstanding capital stock and voting and equity interests thereof). Each Subsidiary of the Company (i) is a corporation or other entity duly organized or formed, validly existing and in good standing (to the extent such concepts are applicable) under the laws of its jurisdiction of organization or formation and (ii) has all necessary corporate (or similar) power and authority to (A) conduct its business in the manner in which its business is currently being conducted and (B) own and use its assets in the manner in which its assets are currently owned and used, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation and is in good standing under the laws of such jurisdictions where the character of the property owned or leased by it or the nature of its business and activities or the ownership or leasing of its properties requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is the owner of all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of all Liens other than Permitted Liens, and free of any other restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, and all such shares or other equity interests are duly authorized, validly issued, fully paid and (where such concept is recognized) non-assessable. Neither the Company nor any of the Persons identified in Section 2.1(c) of the Company Disclosure Letter owns any capital stock of, or any equity interest of any nature in, any other Person, other than the Persons identified in Section 2.1(c) of the Company Disclosure Letter.
Section 2.2    Capitalization of Company.
(a)The authorized share capital of the Company consists of 500,000,000 shares of common stock, par value $0.001 per share (“Company Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of the close of business on March 5, 2025 (the “Capitalization Date”), there were (i) 127,787,023 shares of

Company Common Stock issued and outstanding (for the avoidance of doubt, excluding shares of Company Common Stock held in treasury), (ii) no shares of Company Preferred Stock issued or outstanding and (iii) no shares of Company Common Stock held in treasury.
(b)As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 2,018,435 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options, (ii) 9,548,528 shares of Company Common Stock reserved for issuance pursuant to the vesting of Company RSUs (of which 91,443 represent deferred RSUs), 2,058,053 shares of Company Common Stock at target (or 4,116,106 Shares of Company Common Stock at maximum) reserved for issuance pursuant to Company PSUs, (iii) 15,335,842 shares of Company Common Stock reserved for future awards under the 2017 Equity Incentive Plan, (iv) 4,907,528 shares of Company Common Stock reserved for issuance under the Company ESPP and (v) 6,396,493 shares of Company Common Stock reserved for issuance upon the possible conversion of the Convertible Notes.
(c)All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in material violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 2.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option, Company RSU and Company PSU and (i) the date of grant thereof, (ii) the exercise or purchase price thereof, if applicable, (iii) the expiration date thereof, if applicable, (iv) the Company Equity Plans (and the name of any foreign sub-plan) under which each Company Option, Company RSU or Company PSU, as the case may be, was granted, (v) the extent such Company Option, Company RSU or Company PSU, as the case may be, is vested and unvested and (vi) the vesting schedule (including achievement of applicable performance metrics and any change in control terms) and vesting commencement date applicable thereof (such list, containing such items, an “Equity Awards Table”).
(d)Except as set forth in Section 2.2(a) and Section 2.2(b), and other than the Capped Call Transactions, as of the Capitalization Date, there are no outstanding (x) shares of capital stock or other equity or voting interests of the Company, and (y) no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights, and no preemptive or similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity or voting interests of the Company or securities convertible into or exchangeable for such shares or equity or voting interests, (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity or voting interests or (iii) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights (collectively, “Company Equity Interests”). Since the close of business on the Capitalization Date, the Company has not issued any Shares, except upon the exercise of Company Options, the settlement of Company RSUs, the settlement of the Company PSUs or the exercise of purchase rights under the Company ESPP, in each case which were outstanding as of the close of business on the Capitalization Date or issued as permitted pursuant to Section 4.1, or any other Company Equity Interests. As of the date hereof, the Company has made available to Parent true and complete copies of all the agreements entered into by Company and its affiliates in connection with the Capped Call Transactions.
(e)No Subsidiary of Company owns any shares of Company Common Stock. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting interests in any Subsidiary of the Company or subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights, or preemptive or similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (x) issue, transfer or sell any shares of capital stock or other equity or voting interests of any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity or voting interests or (y) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights or (ii) except as permitted by Section 4.1(a)(iii), obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any Subsidiary of the Company.
(f)Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, that are linked to, or calculated based on, the value of the Company or any of its Subsidiaries or otherwise based upon or derived from any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.
(g)There are no voting agreements, voting trusts, stockholders’ agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of or providing for registration rights with respect to, the Company or any of its Subsidiaries.
Section 2.3    Corporate Authority.
(a)The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger. The Merger and the performance by the Company of its obligations hereunder has been duly and validly authorized by all necessary corporate action and, except for obtaining the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to adopt or authorize this Agreement or to consummate the Merger other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (such effects, the “Enforceability Exceptions”).
(b)Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.11(b), the Company Board has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement or the consummation of the Transactions, including the Merger, without any further action on the part of the Company Stockholders or the Company Board. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Company or the Transactions. None of the Company or any of its Subsidiaries has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement that is currently in effect.
(c)Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 3.11(b), the affirmative vote (in person or by proxy) of the holders of a majority of the voting power of the outstanding Shares entitled to vote thereon in favor of the adoption of this Agreement at the Company Stockholder Meeting (the “Company Stockholder Approval”) is the only vote of the holders of Shares or any other class or series of capital stock of the Company or any of its Subsidiaries necessary (under applicable Law, the Company Certificate or otherwise) to consummate the Merger.
(d)The Company Board, at a meeting duly called and held on or prior to the date of this Agreement, has unanimously (i) determined that the Merger and the other Transactions contemplated by this Agreement, taken together, are on terms that are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote of the holders of Company Common Stock and (iv) resolved (subject to Section 4.6) to recommend that the holders of Company Common Stock adopt this Agreement.
Section 2.4    Governmental Approvals and Consents; Non-Contravention.
(a)No Consent, Order, or license from, notice to or registration, declaration or filing with, any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions, except (i) the filing of a certificate of merger in accordance with the DGCL, (ii) the filing with the SEC of the Registration Statement and the satisfaction of the conditions referred to in Section 5.1(d) in connection with the issuance of shares of Parent Stock in the Merger, and such other reports required in connection with the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) as may be required by the Antitrust Laws, (iv) any filings required under the rules and regulations of Nasdaq and the NYSE and (v) such other Consents, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the Transactions.

(b)The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions does not and will not (i) violate or conflict with any provision of the Company Certificate, the Company Bylaws or the organizational documents of any Subsidiaries of the Company, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or result in the creation of any Lien under any Company Material Contract, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or require that any Consent be obtained with respect to, any Company Material Contract or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries or (iii) assuming the Parties’ compliance with the matters described in Section 2.4(a) and Section 4.7, violate, conflict with or result in any breach under any provision of any Law applicable to the Company, except, in the cases of subclauses (ii) and (iii), where such violation, breach, conflict, default, Lien, right of termination or cancellation, acceleration, loss of benefit or failure to obtain such Consent would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger and the Transactions.
Section 2.5    Compliance with Laws; Governmental Authorizations.
(a)The Company and each of its Subsidiaries is in compliance with and, since January 1, 2022, has complied in all material respects with the Laws applicable to each of the Company and its Subsidiaries. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notices of violation with respect to any Laws applicable to it, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)The Company and each of its Subsidiaries have all Governmental Authorizations necessary to conduct their respective businesses as presently conducted, except where the failure to have any such Governmental Authorizations would not reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole). Since January 1, 2022, the Company has not received any written notice from any Governmental Authority regarding (i) any actual or possible material violation of any Governmental Authorization, or any failure to comply in any respect with any term or requirement of any Governmental Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, in each case other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries comply with the terms of all Governmental Authorizations (including with respect to any broker and property management licenses), and no suspension or cancellation of any of the Governmental Authorization is pending or, to the knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 2.6    Regulatory Matters.
(a)The Company and each of its Subsidiaries is in compliance with and, since January 1, 2020, has complied in all material respects with all Anti-Corruption Laws, Anti-Money Laundering Laws and International Trade Laws applicable to each of the Company and its

Subsidiaries. Since January 1, 2020, neither the Company nor any of its Subsidiaries has (i) received any written notices regarding any allegation, claim, violation, whistleblower or other complaint, voluntary or involuntary disclosure, investigation, prosecution, settlement, enforcement action, or similar legal action related to any material violation with respect to any Anti-Corruption Laws, Anti-Money Laundering Laws and International Trade Laws applicable to it, (ii) has conducted any internal investigations regarding any actual or suspected violation, or failure to comply with Anti-Corruption Laws, Anti-Money Laundering Laws, or International Trade Laws or (iii) is otherwise the subject of any Proceedings concerning any Anti-Corruption Laws, Anti-Money Laundering Laws, or International Trade Law.
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and as of the Agreement Date, there are no Claims, Proceedings, conditions or circumstances pertaining to the Company or its Subsidiaries, or any of their directors, officers or employees (in their capacity as such) or, to the knowledge of the Company, any other agents or Persons acting for or on their behalf, that would reasonably be expected to give rise to any future claims, allegations, charges, investigations, violations, settlements, prosecutions, civil or criminal actions, lawsuits or other court or enforcement Proceedings under applicable Anti-Corruption Laws, Anti-Money Laundering Laws or International Trade Laws.
(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries, nor any directors, officers or employees (in their capacity as such) or, to the knowledge of the Company, any agents or other Persons acting for or on their behalf, has at any time taken or failed to take any action, or engaged in any activity, practice or conduct, whether directly or indirectly, in violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or International Trade Laws. Without limiting any of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries nor any directors, officers or employees (in their capacity as such), nor, to the knowledge of the Company, any agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) paid, promised, offered or authorized the payment of money or of anything of value, directly or indirectly, to any Governmental Authority, Government Official, or any other Person for the purpose of influencing any act or decision or to secure any improper advantage, (ii) made or taken any action in furtherance of any bribe, payoff, influence payment, kickback or similar unlawful payment or (iii) has engaged or is currently engaging in any transaction, investment, undertaking or activity that violates any Anti-Corruption Law, Anti-Money Laundering Laws or International Trade Laws.
(d)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries and their directors, officers or employees (in their capacity as such), and, to the knowledge of the Company, agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries are in compliance with and, since January 1, 2020, have complied in all material respects with all International Trade Laws, including, as applicable, the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control

(“OFAC”), and the International Traffic in Arms Regulations maintained by the U.S. Department of State (the “State Department”), and any other applicable Sanctions. The Company represents that neither it or its Subsidiaries, nor any directors, officers or employees (in their capacity as such), nor, to the knowledge of the Company, any agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by applicable Laws of the United States, without obtaining any authorization from the competent Governmental Authorities that is required by applicable Law. Neither the Company, nor any of its Subsidiaries, any directors, officers or employees (in their capacity as such), nor, to the knowledge of the Company, any agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries is designated as a Sanctioned Person. Neither the Company nor its Subsidiaries, nor any directors, officers and employees (in their capacity as such), nor, to the knowledge of the Company, any agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries, has directly or indirectly conducted any unauthorized business or other dealings involving any Sanctioned Person, Sanctioned Country, or that otherwise violates any International Trade Laws.
(e)The Company and its Subsidiaries have implemented and maintained, and continue to maintain, effective policies, procedures and internal controls designed to ensure that the Company and its Subsidiaries have complied in all material respects with the Anti-Corruption Laws and Anti-Money Laundering Laws, and the internal controls of the Company and its Subsidiaries have been designed to be sufficient and are intended to ensure that: (i) all payments and activities have been accurately recorded in the books, records and accounts for the Company and its Subsidiaries; (ii) there have been no false, inaccurate, misleading, or incomplete entries made in the books, records and accounts of the Company and its Subsidiaries and (iii) the Company and its Subsidiaries have not established or maintained any secret or unrecorded funds or accounts. The Company and its Subsidiaries have maintained and currently maintain books and records in compliance with Anti-Corruption Laws and Anti-Money Laundering Laws that, in reasonable detail, accurately and fairly reflect their transactions and dispositions of assets in all material respects.
Section 2.7    SEC Filings.
(a)Since January 1, 2023, the Company has timely filed or otherwise furnished (as applicable) with the SEC all forms, reports, proxy statements, schedules, statements, registration statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under applicable Law prior to the Agreement Date, together with all certifications required pursuant to the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act (such documents and any other documents filed by the Company with the SEC since January 1, 2023 through the Agreement Date, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Subsidiaries of the Company is currently or has, since becoming a Subsidiary of the Company been, required to file any forms, reports or other documents with the SEC.

(b)As of their respective SEC filing dates, or in each case, if amended prior to the Agreement Date, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and, except to the extent superseded or amended by a subsequent filing with the SEC prior to the Agreement Date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)As of the Agreement Date, none of the Company SEC Documents is the subject of outstanding SEC comment or, to the knowledge of the Company, ongoing SEC review.
(d)Since January 1, 2023, subject to any applicable grace periods, the Company has been in and is in compliance in all material respects with the applicable rules and regulations of Nasdaq.
Section 2.8    Financial Statements; Undisclosed Liabilities; Internal Controls.
(a)Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents (if amended, as of the date of the last such amendment) (collectively, the “Company Financial Statements”) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto and, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, and the absence of footnotes) and present fairly in all material respects the consolidated financial position and the consolidated statements of operations, cash flows and stockholders’ equity of the Company and the consolidated Subsidiaries of the Company as of the dates and for the periods referred to therein. Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2024, as set forth in the Form 10-K for the fiscal year ended December 31, 2024 filed by the Company on February 27, 2025.
(b)As of the Agreement Date, there are no liabilities of the Company or any Subsidiary of the Company, other than those that (i) are reflected or reserved against on the Company Balance Sheet or in the notes thereto, (ii) have been incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Financial Statements, (iii) are executory performance obligations arising under Contracts to which the Company is a party or otherwise bound and incurred in the ordinary course of business since the date of the Company Balance Sheet (other than liabilities due to breaches thereunder) or (iv) individually or in the aggregate, do not, and would not reasonably be expected to, result in a Company Material Adverse Effect.
(c)The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The Company (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the Agreement Date, to the Company’s auditors and the Audit Committee of the Company Board (the “Audit Committee”) (A) any significant deficiencies and material weaknesses identified by it in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, identified by it that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee of the Company that have been made in writing from January 1, 2023 through the date of this Agreement, and will promptly provide to Parent true and correct copies of any such disclosure that is made after the date of this Agreement. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective. Since December 31, 2024 through the Agreement Date, none of the Company’s management or the Company’s auditors have identified to the Company Board or the Audit Committee of the Company Board any matter set forth in the preceding clause (A) or (B).
(d)No personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been outstanding or has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2023.
(e)Since January 1, 2023, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices.
Section 2.9    Absence of Certain Changes or Events.
(a)Since December 31, 2024 through the Agreement Date, no event or events or development or developments have occurred that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)Since December 31, 2024 through the Agreement Date, the Company has not taken any action that, if taken or proposed to be taken after the Agreement Date, would be prohibited by clauses (a), (c)-(s) of Section 4.1 or Section 4.1(t) (to the extent relating to the foregoing subsections).
Section 2.10    Employees; Employee Benefits.
(a)Section 2.10(a) of the Company Disclosure Letter sets forth a complete list of all material Company Benefit Plans other than offer letters and other agreements, understandings, plans or arrangements related to U.S. employees or other service providers that are terminable (i) “at will” or for convenience and (ii) without the payment of severance, notice pay, accelerated vesting in or payment of compensation or any other material obligations (except pursuant to any Company Benefit Plan listed in Section 2.10(a) of the Company Disclosure Letter).
(b)The Company and its Subsidiaries are in compliance, and have been in compliance since January 1, 2023, with all applicable Laws regarding employment practices, terms and conditions of employment, worker classification (including classification of independent contractors and or exempt and non-exempt employees), equal opportunity and wages and hours, including WARN, ERISA, COBRA and the Fair Labor Standards Act of 1938, as amended, other than instances of noncompliance that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)There is not presently pending, existing or threatened in writing, any strike, slowdown, picketing, work stoppage or labor dispute, nor, to the knowledge of the Company, has any such event existed or been threatened since January 1, 2023. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council or labor Contract, other than such agreements or Contracts that are mandated by applicable Law, and no such agreement is being negotiated by the Company or any Subsidiary thereof and, to the knowledge of the Company, there are no union organizing activities involving the employees of the Company and its Subsidiaries to authorize representation by any labor union, nor, to the knowledge of the Company, has any such organizing occurred or been threatened since January 1, 2023.
(d)The Company has made available to Parent, with respect to each material Company Benefit Plan, where applicable, true and complete copies of (i) all current documents setting forth the terms of each such Company Benefit Plan, including the plan document, all amendments thereto and all related trust documents, insurance contracts and policies, material ancillary documents and certificates of coverage (or, in the case of any unwritten Company Benefit Plan, a description thereof), (ii) the most recent annual report on Form 5500 thereto (including any related actuarial valuation reports and accompanying schedules) filed with the Internal Revenue Service with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, together with any summaries of material modifications thereto, (iv) the most recent determination, advisory or opinion letter issued by the Internal Revenue Service relating to the tax-qualified status of each applicable Company Benefit Plan and (v) all material, non-routine correspondence to or from any governmental body, agency, authority or entity.

(e)There has been no amendment to, written interpretation or material announcement by the Company or its Subsidiaries relating to, changes in employee participation or coverage under, or adoption of, any Company Benefit Plan which would increase materially the expense of maintaining such Company Benefit Plan above the level of expense incurred in respect thereof for the 12 months ended on December 31, 2024.
(f)None of the Company, its Subsidiaries, or any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or within the past six years, has sponsored, maintained or contributed to, a multiemployer plan within the meaning of Section 3(37) of ERISA. None of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred any unsatisfied material Liability (including withdrawal Liability) under, and, to the knowledge of the Company, no circumstances exist that would result in any material Liability to the Company, any of its Subsidiaries or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA. No Company Benefit Plan provides for retiree health benefits or retiree life benefits (other than such benefits required by Section 4980B of the Code or Section 601 of ERISA or similar state law).
(g)Each Company Benefit Plan has been maintained, operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, except for any such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is the subject of a favorable opinion letter from the IRS on the form of such Company Benefit Plan, to the effect that each such Company Benefit Plan is qualified and exempt from federal income Tax under Sections 401(a) and 501(a) of the Code and, to the knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan in any material respect. Except as would not, individually or in the aggregate, reasonably be expected to have a material effect on the Company and its Subsidiaries, taken as a whole, all contributions, distributions or other amounts payable by the Company or any of its Subsidiaries as of the Effective Time pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid in accordance with applicable law or, to the extent not yet due, have been accrued in accordance with GAAP. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. No Company Benefit Plan provides and neither the Company, its Subsidiaries, nor its ERISA Affiliates have any liability in respect of, post-termination medical or life insurance benefits to any Person, other than as required by applicable Law. There is no pending or, to the knowledge of the Company, threatened audit, investigation or legal action by or legal action brought before a Governmental Authority by or on behalf of any Company Benefit Plan or otherwise involving any such Company Benefit Plan (other than routine claims for benefits), nor, to the knowledge of the Company, has any such event occurred since January 1, 2023.
(h)The execution and delivery of this Agreement and the consummation of the Transactions will not (i) entitle any employee to any materially extra or increased statutory severance pay under any Company Benefit Plan, (ii) result in any material payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any executive level employee under any Company Benefit Plan or (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Benefit Plan that is sponsored or maintained by the Company.
(i)With respect to any Company Employee, none of the Company, its Subsidiaries or any ERISA Affiliate thereof has any indemnity or gross-up obligation for any excise taxes or penalties or interest imposed or accelerated under Sections 409A or 4999 of the Code.
(j)No amount or benefit that could reasonably be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any current or former Company Employee who is a “disqualified individual” within the meaning of Section 280G of the Code, pursuant to Contracts in existence at the Closing, could reasonably be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions.
(k)Each Company Benefit Plan maintained outside the jurisdiction of the United States, or that covers any employee residing or working outside the United States that is required to be registered or approved by any Governmental Authority, has been so registered and approved, except where failure to register or gain approval will not result in a material liability to the Company and its Subsidiaries (taken as a whole), and to the knowledge of the Company, has been maintained in good standing with applicable requirements of Governmental Authority.
(l)There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries since January 1, 2023, and neither the Company nor any of its Subsidiaries has incurred any material Liability under WARN that remains unsatisfied.
(m)Except as would not reasonably be expected to have a Company Material Adverse Effect, individually or in the aggregate, during the three years prior to the Agreement Date, (i) the Company has investigated any allegation of sexual harassment or other sexual misconduct or race discrimination made by any current or former employee or independent contractor of the Company or any of its Subsidiaries against any employee of the Company or its Subsidiaries with the title of vice president or above through any formal human resources communication channels at the Company (including an anonymous employee hotline, if any), (ii) there is no action, suit, investigation or proceeding pending or, to the Company’s knowledge, threatened related to any allegation of sexual harassment, other sexual misconduct or race discrimination made by any current or former employee or independent contractor of the Company or any of its Subsidiaries against any Company Employee with the title of vice president or above and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination made by any current or former employee or independent contractor of the Company or any of its Subsidiaries against any Company Employee with the title of vice president or above.

Section 2.11    Material Contracts.
(a)Section 2.11(a) of the Company Disclosure Letter identifies each of the Contracts to which the Company or its Subsidiaries is a party as of the Agreement Date and, that meets the following criteria (each, a “Company Material Contract”):
(i)    any Contract that would reasonably be expected to require payments by or to the Company or its Subsidiaries in excess of $1,000,000 annually after the date hereof (other than offer letters or service agreements related to the Company’s service providers that are terminable “at will” or for convenience without the payment of severance or notice pay or other material obligations);
(ii)    any Lease that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $250,000 in any calendar year;
(iii)    any Contract pursuant to which (a) the Company or its Subsidiaries has licensed from a third-party Intellectual Property that is incorporated into the Company Products or is otherwise material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses to generally commercially available software or other Intellectual Property in the Ordinary Course of Business that have an ongoing cost of $500,000 or less per annum, or (b) the Company or any of its Subsidiaries grants to any Person a license, covenant not to sue, or any other right with respect to Company IP and which is material to the Company and its Subsidiaries, taken as a whole, other than non-exclusive licenses in the Ordinary Course of Business to (x) customers incidental to the use of Company Products or (y) service providers solely for the provision of services to the Company and its Subsidiaries;
(iv)    any Contract for the acquisition or disposition of any Person or any business unit or assets thereof in the last five years, or under which the Company or Subsidiary has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment;
(v)    any Contract for the settlement or conciliation of any Proceeding or other dispute with a third party (i) the performance of which would involve any payments after the Agreement Date or (ii) that imposes any material, non-monetary obligations on the Company or any of its Subsidiaries (or the Surviving Corporation after the Closing);
(vi)    any Contract that (A) contains any non-competition, exclusivity or other agreement that materially limits the ability of the Company or any its affiliates (or Parent or any of its Subsidiaries after the Closing) to compete in any line of business, in any geographic area or with any person, other than non-solicitation provisions, (B) requires or, upon the occurrence of any event or condition enumerated in the Contract would require, the disposition of any material assets or line of business of the Company or its affiliates or, after the Closing, Parent or its affiliates or (C) grants “most favored nation” status with respect to any material obligations that, after the Closing, would apply to Parent or any of its affiliates, including the Company and its Subsidiaries, and would run in favor of any Person (other than the Company and its Subsidiaries, or Parent and its Affiliates);

(vii)    any Contract that contains (A) a right of first refusal, right of first negotiation, right of first offer or similar rights, or (B) put, calls or similar rights, in each case, in favor of a party other than the Company or its Subsidiaries;
(viii)    any Contract that creates any legal partnership, joint venture or similar entity or other similar agreement or arrangement with respect to any material business of the Company and its Subsidiaries (taken as a whole), other than Contracts solely among the Company and/or its Subsidiaries;
(ix)    any Contract that is an indenture, credit agreement, loan agreement, security agreement, participation agreement, repurchase agreement, guarantee, note, mortgage, repurchase or other agreement providing for, or guaranteeing, indebtedness of the Company or any of its Subsidiaries, other than Contracts solely among the Company and/or its Subsidiaries;
(x)    any Contract that is an interest rate, equity or other swap or derivative instrument;
(xi)    any Contract that obligates the Company to file a registration statement under the Securities Act which filing has not yet been made;
(xii)    any Contract that limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;
(xiii)    any Contract providing for indemnification of any officer or director of (A) the Company or (B) any of the Company’s Subsidiaries;
(xiv)    any confidentiality agreement or standstill agreement the Company has entered into with any third party (or any agent thereof) containing any exclusivity or standstill provisions that are or will be binding on the Company, any of its affiliates or, after the Closing, Parent or any of its affiliates; or
(xv)    any Contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC.
(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles, (i) each Company Material Contract is valid and binding on the Company or the applicable Subsidiary of the Company, as applicable, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, (ii) the Company and each of its Subsidiaries have performed all obligations required to be performed by it to date under each such Company Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach or a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract or give any other party to any such Company Material Contract the right to terminate or cancel such Company Material Contract. A copy of each Company Material Contract has previously been made available to Parent.

(c)As of the Agreement Date, to the knowledge of the Company, there has not been, nor has the Company or any of its Subsidiaries received notice of, any violation of any Company Material Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 2.12    Litigation. As of the Agreement Date, neither the Company nor any of its Subsidiaries is subject to any Order that would, individually or in the aggregate, reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or would reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, no Proceeding is pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective assets or properties or any of their respective officers or directors (in their capacity as such) before any court, arbitrator or any Governmental Authority that would reasonably be expected to prevent or materially interfere with or delay the consummation of the Transactions or result in the payment of damages or impose restrictions on the operation of the business of the Company and its Subsidiaries, except as would not be material to the Company and its Subsidiaries, taken as a whole.
Section 2.13    Intellectual Property.
(a)Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries solely and exclusively own, and have good and valid title to, all Company IP (free and clear of all Liens, except for Permitted Liens), (ii) none of the Company IP is subject to any Proceeding or outstanding Order materially restricting the use, distribution, transfer or licensing thereof by the Company or any of its Subsidiaries, (iii) neither this Agreement nor the Transactions will cause the forfeiture or termination of any material Company IP and (iv) the Company IP, together with third-party Intellectual Property which the Company and its Subsidiaries are licensed or authorized to use, constitutes all Intellectual Property necessary to operate the business of the Company and its Subsidiaries as currently conducted.
(b)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property of any third Person and (ii) to the knowledge of the Company, no third Person is currently infringing, misappropriating or violating any Company IP.
(c)Section 2.13(c) of the Company Disclosure Letter contains a list as of the Agreement Date of all Company Registered IP, the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) all of the registrations, issuances and applications set forth on Section 2.13(c) of the Company Disclosure Letter are valid, enforceable and in full force and effect, (ii) all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered IP have been made, (iii) all necessary documents, recordations and certificates in connection with such Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting or maintaining such Company Registered IP and (iv) no interference, opposition, reissue, reexamination or other similar proceeding is pending in which any such Company Registered IP is being contested or challenged.
(d)As of the Agreement Date, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there are no Proceedings pending or, to the knowledge of the Company, threatened that assert infringement, misappropriation, or violation by the Company or any of its Subsidiaries of any Intellectual Property of a third Person.
(e)Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of and otherwise protect and preserve through the use of customary non-disclosure agreements the confidentiality of all material confidential information and trade secrets that are owned or held by the Company and its Subsidiaries and used in the conduct of the business, and to the knowledge of the Company, such material confidential information and trade secrets have not been subject to any unauthorized access or disclosure.
(f)Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have implemented and enforce a policy requiring each employee, consultant and contractor who has contributed or is expected to contribute to the creation or development of material Intellectual Property for or on behalf of the Company or any of its Subsidiaries to execute a written assignment of rights to the Company or one of its Subsidiaries that conveys to the Company or one or more of its Subsidiaries any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment or engagement by the Company or one or more of its Subsidiaries. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, each present or past employee, officer, consultant or any other Person who developed any such material Intellectual Property has executed such an assignment.
(g)Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have not used any software or other material that is available under the GNU Affero General Public License (AGPL), GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache License, BSD licenses, or any license that is identified as an open source license by the Open Source Initiative (www.opensource.org/licenses) (collectively, “Open Source Technology”) in a manner that, with respect to Company IP that is material to the business of the Company and its Subsidiaries, taken as a whole, would (a) require disclosure or distribution of any Company Product (or component thereof) in source code form, (b) require the licensing of any Company Product (or component thereof) for the purpose of making derivative works thereof or (c) impose any material restriction on the consideration to be charged for the distribution of any Company Product (or component thereof) and (ii) the Company and each of its Subsidiaries are in compliance in all material respects with the applicable licenses for any such Open Source Technology.

(h)Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, nor any other Person acting on its or their behalf, has disclosed, delivered or licensed to any third Person, or permitted the disclosure or delivery to any escrow agent of, any material source code for any Company Product, except for disclosures to Company Employees, contractors or consultants under binding written agreements that prohibit use or disclosure except in the performances of services for the Company or any Subsidiary, and to the knowledge of the Company, no Person has gained unauthorized access to any material source code for any Company Product.
(i)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company’s and its Subsidiaries’ use and provision of artificial intelligence and machine learning technology (collectively, “AI Technology”) is in compliance with all applicable Laws, and (ii) to the extent that the Company and its Subsidiaries have engaged in the development of AI Technology, all data (including Personal Information) used in connection with such development or input into such AI Technology by or on behalf of the Company and its Subsidiaries (including for purposes of training such AI Technology) has been collected and processed by the Company and its Subsidiaries in compliance with the foregoing. Neither the Company nor any of its Subsidiaries has been subject to any Proceeding (pending or, to the knowledge of the Company, threatened) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology.
Section 2.14    Privacy and Data Security.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have complied with all Privacy and Security Laws, public-facing privacy policies of the Company and its Subsidiaries, and binding industry standards regarding the Company and its Subsidiaries’ Processing of Personal Information and (ii) have not been subject to any theft, unauthorized access, loss, acquisition, disclosure, denial, alteration, destruction, modification or other unauthorized Processing with respect to any Personal Information Processed by the Company or its Subsidiaries or the IT Systems (“Security Incidents”). Neither the Company nor any of its Subsidiaries has received in writing, or to the knowledge of the Company has otherwise been subject to, any complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any Governmental Authority regarding any violation of any Privacy and Security Laws.
(b)Except as has not been or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) in the last 36 months since the Agreement Date, there have been no failures, breakdowns, breaches, outages or unavailability of the IT Systems, (ii) the Company and each of its Subsidiaries have (x) implemented and maintained commercially reasonable technical, physical, and organizational measures and safeguards to protect their Personal Information and IT Systems and (y) taken commercially reasonable steps to ensure that the IT Systems are free from any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase software, hardware or data or to perform any other similar type of unauthorized activities, and (iii) the IT Systems operate and perform in all material respects as is necessary for the business of the Company and the Subsidiary as currently conducted.
Section 2.15    Tax Matters.
(a)(i) The Company and its Subsidiaries have timely filed, taking into account any extensions, all income and other material Tax Returns required to be filed by them in accordance with all applicable laws and have fully and timely paid all income and other material Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and as of the time of filing, all income and other material Tax Returns were true and complete in all respects, (ii) there are no Liens for Taxes on any assets of the Company or its Subsidiaries other than Permitted Liens, (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against the Company or any of its Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate Proceedings, (iv) the Company and its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, (v) neither the Company nor any of its Subsidiaries is a party to or is bound by or has any obligation under any material Tax sharing, allocation or indemnification agreement or any similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or any agreement entered into in the ordinary course of business not primarily related to Taxes); (vi) neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) as a transferee or successor or otherwise by operation of Law; and (vii) each of the Company and its Subsidiaries has documented its transfer pricing methodology in substantial compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder.
(b)Neither the Company nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any income or other material Taxes with respect to any income or other material Tax Returns of the Company or any of its Subsidiaries.
(c)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
(d)No material actions, suits, proceedings, audits, claims or other examinations with regard to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing. Since January 1, 2020, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to any material Taxes in that jurisdiction, and no taxing authority has given notice of any intention to assert any deficiency or claim for any such additional Taxes against the Company or any of its Subsidiaries.

(e)Within the past five years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.
(f)Neither the Company nor any of its Subsidiaries has been a party to a transaction that, as of the Agreement Date, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state Law).
(g)The Company and its Subsidiaries are not subject to any private letter ruling of the IRS or comparable ruling of any Governmental Authority, and, as of the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or non-U.S. Law) has been entered into by or with respect to the Company or any of its Subsidiaries in respect of any taxable year for which the statute of limitations has not yet expired.
(h)Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(i)None of Company or any of its Subsidiaries is aware of the existence of any fact or circumstance, or have taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” with the meaning of Section 368(a) of the Code.
(j)Notwithstanding anything to the contrary herein, the representations in Section 2.8 (to the extent a representation relates to Taxes) and this Section 2.15 are the sole representations of the Company and its Subsidiaries with respect to Tax matters.
Section 2.16    Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries are and have been in compliance with all Environmental Laws, including the possession of, and the compliance with, all Governmental Authorizations required under Environmental Laws, (b) there has not been any Hazardous Materials Activity in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws, (c) neither the Company nor any of its Subsidiaries has received any Environmental Claim, and to the knowledge of the Company, there are no Environmental Claims threatened in writing against the Company and (d) neither the Company nor any predecessor entity has assumed, undertaken or provided any indemnification with respect to, or otherwise has become subject to, any liability of any Person under Environmental Law.
Section 2.17    Real Property; Personal Property.
(a)Neither the Company nor any of its Subsidiaries owns any real property.
(b)Section 2.17(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each Lease under which the Company or a Subsidiary of the

Company leases, subleases, licenses or has rights in any real property (collectively, the “Leased Real Property”). Except as set forth on Section 2.17(b) of the Company Disclosure Letter, each of the Company and its Subsidiaries has a valid and subsisting leasehold interest in all the Leased Real Property, free and clear of all Liens, except Permitted Liens. The Leases are valid, binding and enforceable obligations of the Company or a Subsidiary of the Company, as applicable, in accordance with their terms and are in full force and effect. Neither the Company nor its Subsidiaries have leased or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof. The Leased Real Property constitutes all of the real property currently leased, subleased, licensed, used, occupied or currently held for use by the Company or a Subsidiary of the Company.
(c)As of the Agreement Date, neither the Company nor its Subsidiaries have received written notice within the 12 months preceding the Agreement Date of any material default under any Lease that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(d)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company owns, and has good and valid title to, or valid leasehold in, all material personal property and assets purported to be owned by it (free and clear of all Liens, except for Permitted Liens), including all material personal property and assets reflected on the Company Financial Statements (except for personal property sold or otherwise disposed of in the ordinary course since the date of the Company Financial Statements and any fixtures). This Section 2.17(d) does not address and will not be construed as a representation or warranty regarding Intellectual Property (which are solely addressed in Section 2.13).
Section 2.18    Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or any of its Subsidiaries for inclusion in the Proxy Statement/Prospectus, the Registration Statement or any other documents (including exhibits) required to be filed or furnished (as applicable) by it or Parent to the SEC under applicable Law prior to the Agreement Date (“Other Required Filings”), will not, at the time such documents are filed with the SEC, at any time it is amended or supplemented, at the time it is first published, sent or provided to the Company Stockholders, at the time the Registration Statement becomes effective under the Securities Act, or at the time of the Company Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder and will not, at the time the Proxy Statement/Prospectus is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or provided to the Company Stockholders, at the time the Registration Statement becomes effective under the Securities Act, at the time of the Company Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion by reference in the Proxy Statement/Prospectus, Registration Statement or any Other Required Filings.

Section 2.19    Finders; Brokers. Other than Goldman Sachs & Co. LLC (the “Financial Advisor”), none of the Company or its Subsidiaries have employed any finder or broker in connection with the Merger or other Transactions who would have a valid claim for a fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of any of the Transactions. The Company has made available to Parent true and complete copies of all agreements under which such fee or commission is payable and all related indemnification agreements.
Section 2.20    Related Person Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company SEC Documents, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K.
Section 2.21    Opinion of Financial Advisor. The Company Board has received the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders (other than Parent and its Affiliates) of Shares.
Section 2.22    Insurance Policies. As of the Agreement Date and except in each case as would not reasonably be expected to have a Company Material Adverse Effect, each of the material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Company and its Subsidiaries (collectively, the “Insurance Policies”) or renewals thereof are in full force and effect, the Company and its Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance), and the Company and/or its Subsidiaries are in material compliance with the terms of such Insurance Policies.
Section 2.23    Investment Advisor Subsidiaries; No Broker-Dealer Subsidiary.
(a)None of the Company nor any of its Subsidiaries is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.
(b)None of the Company nor any of its Subsidiaries is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of the Company is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.
Section 2.24    Mortgage Business. Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:
(a)The Mortgage Subsidiary (i) is and at all relevant times since January 1, 2023 was approved and in good standing, as required, as an issuer and holds and held in good standing at all times all required permits, approvals and licenses from the Government National

Mortgage Association (“Ginnie Mae”), a seller/servicer license from the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), a lender or mortgagee license from the Federal Housing Administration of the U.S. Department of Housing and Urban Development and the United States Department of Veterans Affairs, and all other agencies and governmental or quasi-governmental bodies, agencies, authorities and entities to the extent necessary or appropriate for the conduct of such Mortgage Subsidiary’s business (collectively referred to as the “Agencies”), (ii) since January 1, 2023, has not received any written notice of any cancellation or suspension, or threatened cancellation or suspension, of, or material limitation on, any such permit, approval or license or of its status as a licensee or as an approved issuer, seller/servicer or lender, as applicable, from any of the foregoing Agencies and (iii) since January 1, 2023, has not received any written notice indicating that any event has occurred that would reasonably be expected to result in it not maintaining its Mortgage Servicing Rights in respect of any Servicing Agreement.
(b)Subject to Applicable Requirements, the Mortgage Subsidiary owned the entire right, title and interest, free and clear of any liens or encumbrances, in and to the Company Acquired Mortgage Loans and Mortgage Servicing Rights, in each case, that were reflected as an asset in the Company Balance Sheet and has not disposed of any such right, title or interest in such assets except in the ordinary course of business consistent with past practice. The Mortgage Subsidiary has the exclusive right, free and clear of any liens or encumbrances, to service the Mortgage Loans currently being serviced by the Mortgage Subsidiary. If the Mortgage Subsidiary originated or acquired a Company Acquired Mortgage Loan or Mortgage Servicing Rights and then sold or otherwise transferred such Company Acquired Mortgage Loan, right to service such Company Acquired Mortgage Loan or Mortgage Servicing Rights to a third party, (i) the Mortgage Subsidiary had good and marketable title to such asset at the time of such sale, free and clear of any liens or encumbrances, and (ii) such third party does not, as of the date hereof, have a currently exercisable right to demand repurchase of such Company Acquired Mortgage Loan or Mortgage Servicing Rights, as applicable, by the Mortgage Subsidiary. Neither the Company nor any Subsidiary of the Company (other than Mortgage Subsidiary) originates or services Mortgage Loans.
(c)The Mortgage Subsidiary is in compliance with, and since January 1, 2023, has complied with its servicing or, as applicable, subservicing, obligations under all Applicable Requirements, including with respect to (i) the collection and application of mortgagor payments, (ii) the servicing of adjustable rate Mortgage Loans, (iii) the assessment and collection of late charges, (iv) the maintenance of escrow accounts, (v) the collection of delinquent or defaulted accounts, including loss mitigation (and any loan modification related to loss mitigation), foreclosure and real-estate management, (vi) the maintenance of required insurance, including force-placed insurance policies, (vii) any client communication obligations, including those related to loan payoffs or loan or servicing transfers, (viii) the release and satisfaction of mortgages and (ix) the assessment and calculation of fees. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received written or, to the knowledge of the Company, oral notice of any pending or threatened cancellation or partial termination of any Servicing Agreement.
(d)Each Company Acquired Mortgage Loan was underwritten, originated, funded, insured and securitized in accordance with all Applicable Requirements in effect at the applicable time. No Company Acquired Mortgage Loan is subject to any defect or condition that would allow an investor or governmental body, agency, authority or entity to increase the loss level for such Company Acquired Mortgage Loan, seek putback, repurchase or indemnification or seek other recourse or remedies against the Company or any of its Subsidiaries. No facts or circumstances exist that would result in the loss or reduction of any mortgage insurance or guarantee benefit, or claims for recoupment or restitution of payments previously made under any mortgage insurance or guarantee benefit pertaining to any Company Acquired Mortgage Loan. To the knowledge of the Company, each appraisal obtained in connection with each Company Acquired Mortgage Loan complies with uniform standards of professional appraisal practice in effect at the time the appraisal was conducted. No Company Acquired Mortgage Loan was classified as a “high cost” loan under the Home Ownership and Equity Protection Act, as amended, or a “high cost,” “threshold,” “covered,” or “predatory” loan under any other applicable law (or a similarly classified loan using different terminology under a law imposing heightened regulatory scrutiny or additional legal liability for Mortgage Loans having high interest rates, points and/or fees). Each Company Acquired Mortgage Loan and the related Mortgage Servicing Rights that was sold or otherwise transferred to a third party by the Mortgage Subsidiary, was sold or otherwise transferred in accordance with all Applicable Requirements in effect at the time of such sale or transfer.
(e)(i) The origination file, servicing file, records and documents (whether hard copy or electronic) for each Mortgage Loan owned or serviced by Mortgage Subsidiary or, to the knowledge of the Company, a Subservicer as of the date hereof is true and complete and complies with all Applicable Requirements, (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach, or any threatened servicer default, servicer termination event, portfolio trigger or other default or breach, by the Mortgage Subsidiary or a Subservicer under any Servicing Agreement or any Applicable Requirements, and (iii) no event, condition, or omission has occurred or exists that with or without the passage of time or the giving of notice or both would (A) constitute a default or breach by the Mortgage Subsidiary or a Subservicer under any such Servicing Agreement or Applicable Requirements, (B) permit termination of any Servicing Agreement by a third party without the consent of the Mortgage Subsidiary, (C) impose on the Mortgage Subsidiary sanctions or penalties in respect of any Servicing Agreement or any Applicable Requirements, or (D) rescind any insurance policy or reduce insurance benefits in respect of any Company Serviced Mortgage Loan under the applicable Servicing Agreement that would result in a breach or trigger a default of any obligation of the Mortgage Subsidiary under any such Servicing Agreement or Applicable Requirements.
(f)All Company Acquired Mortgage Loans represent (i) genuine, legal, valid and binding payment obligations in writing of the obligors thereunder, and (ii) are enforceable by the holders thereof in accordance with their terms (other than as may be limited by bankruptcy or insolvency law or similar state and local laws, directives or guidelines promulgated by any governmental body, agency, authority or entity).
(g)No right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to any Company Acquired Mortgage Loans.
(h)To the knowledge of the Company, no obligor under any Company Acquired Mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(i)No Company Acquired Mortgage Loan was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and/or assignment of such Company Acquired Mortgage Loan or the related Mortgage Servicing Rights (or any related instruments under which it was originated). The Mortgage Subsidiary has not entered into any contract with any obligor that prohibits, restricts or conditions the assignment of any Company Acquired Mortgage Loans or the related Mortgage Servicing Rights (or any related instruments under which it was originated) other than as required or permitted by Applicable Requirements.
(j)Either individually or in the aggregate, either the Company or a Subsidiary of the Company (or its designated custodian or servicer) has in its possession the complete Data Tape with respect to each Company Acquired Mortgage Loan and neither such Data Tape nor any files of the Company or a Subsidiary of the Company have any marks or notations indicating that any ownership or security interest therein has been pledged, assigned or otherwise conveyed to any person except in the ordinary course of business consistent with past practice.
(k)Prior to the date hereof, the Company has delivered to Parent an electronic file containing, for each Company Acquired Mortgage Loan, the information specified in Section 2.24(k) of the Company Disclosure Letter (the “Data Tape”), reflecting such information as of February 28, 2025. The Data Tape is true and complete in all material respects as of the date specified therein.
(l)Set forth on Section 2.24(l) of the Company Disclosure Letter is a true and correct list of all resolved and pending repurchase demands asserted against the Company by any Person (“Repurchase Obligations”) in fiscal years 2023, 2024 and 2025 through the date of this Agreement with respect to any previously disposed of Company Acquired Mortgage Loan. As of the Effective Time, other than the Repurchase Obligations, no demand remains outstanding that has been made to the Company to provide an indemnity or make whole payment in respect of a previously disposed of Company Acquired Mortgage Loan or to repurchase a previously disposed of Company Acquired Mortgage Loan out of an Investor’s portfolio that would reasonably be expected to result in a loss to the Company. None of the Servicing Agreements provide for credit recourse to the Company aside from, as applicable, the Repurchase Obligations.
(m)Set forth on Section 2.24(l) of the Company Disclosure Letter is a true and correct list of all Investors of the Mortgage Subsidiary for the three years immediately prior to the date of this Agreement. No such Investor that is an Agency has cancelled, or otherwise terminated or, to the knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Mortgage Subsidiary, or has materially decreased, or, to the knowledge of the Company, threatened to materially decrease or materially limit, its relationship with the Mortgage Subsidiary. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation of the Transactions do not and will not give rise to any right of cancellation or termination by any Investor under any agreement or arrangement with the Company or any of its Subsidiaries or any permit, license or approval of the Company or any of its Subsidiaries from such Investor.
(n)Set forth on Section 2.24(n) of the Company Disclosure Letter is a true and correct list of each Mortgage Funding Credit Facility of the Company and the following information relating thereto: the maximum credit facility amount, amount outstanding as of the date hereof, maturity date and interest rate. True and complete copies of all such Mortgage Funding Credit Facilities have been made available to Parent prior to the date hereof.
(o)There have not been any material deficiencies in any exams or audits of the Company or its Subsidiaries conducted by any Agency, Investor or other governmental entity within the past four years. The Company has delivered to Parent correct and complete copies of any exams or audits of the Company or its Subsidiaries by any Agency or Investor within the past four years to the extent such delivery to Parent is legally permitted.
Section 2.25    Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent, which investigation, review and analysis was performed by the Company and its Affiliates and representatives. Except for the representations and warranties contained in Article III or in any certificate delivered pursuant to this Agreement, the Company acknowledges and agrees that none of Parent, any of its Subsidiaries and Affiliates and no other Person makes, nor is the Company relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, Parent, its Subsidiaries or Affiliates or their respective businesses or with respect to any other information provided or made available to the Company or Company Representatives in connection with the Merger or the other Transactions, including the accuracy or completeness thereof. The Company acknowledges that there are assumptions inherent in making any projections, estimates and budgets, the Company is familiar with such uncertainties and that the Company is responsible for making its own evaluation of Parent and shall have no claim against Parent with respect thereto.
Section 2.26    No Other Representations. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article II or any certificate delivered pursuant to this Agreement are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the Transactions. Except for the representations and warranties referred to in previous sentence, none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the other Transactions. Parent and Merger Sub hereby acknowledge and agree that, except for the representations and warranties set forth in this Article II, none of the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders or representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations.
Article III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in (x) the Parent SEC Documents, other than disclosures in such Parent SEC Documents contained under the heading “Risk Factors” (other than any historical factual information contained therein) or included in any “forward looking statements” disclaimer or any other general statements regarding risks or uncertainties that are similarly predictive or forward looking in nature (other than any historical factual information contained therein) or (y) in the correspondingly numbered section of the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (with the disclosure in any section or subsection of the Parent Disclosure Letter being deemed to qualify or apply to other sections and subsections of this Article III to the extent that it is reasonably apparent based on such disclosure that such disclosure should qualify or apply to such other sections and subsections), Parent and Merger Sub hereby, jointly and severally, represents and warrants to the Company as follows:
Section 3.1    Corporate Existence.
(a)Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
(b)The certificate of incorporation and the bylaws of Parent and Merger Sub, respectively, are in full force and effect. Neither Parent nor Merger Sub is in violation of its certificate of incorporation or bylaws, except where such violation would not reasonably be expected to have a Parent Material Adverse Effect.
Section 3.2    Capitalization of Parent.
(a)As of the date hereof, the authorized share capital of Parent consists of 10,000,000,000 shares of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), 6,000,000,000 shares of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), 6,000,000,000 shares of Class C common stock, par value $0.00001 per share (“Class C Common Stock”), 6,000,000,000 shares of Class D common stock, par value $0.00001 per share (“Class D Common Stock”, and together with the Class A Common Stock, Class B Common Stock and Class C Common Stock, the “Parent Common Stock”) and 500,000,000 shares of preferred stock, par value $0.00001 per share (“Parent Preferred Stock”). As of the close of business on the Capitalization Date, there were (i) 147,532,632 shares of Class A Common Stock issued and outstanding (for the avoidance of doubt, excluding shares of Class A Common Stock held in treasury), (ii) no shares of Class B Common Stock issued and outstanding, (iii) no shares of Class C Common Stock issued or outstanding, (iv) 1,848,879,483 shares of Class D Common Stock issued and outstanding and (v) no shares of Parent Preferred Stock issued and outstanding and (vi) no shares of Class A Common Stock, no shares of Class B Common Stock, no shares of Class C Common Stock and no shares of Class D Common Stock held in treasury.

(b)As of the close of business on the Capitalization Date, Parent has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 14,324,630 shares of Class A Common Stock reserved for issuance pursuant to the exercise of outstanding Parent Options, (ii) 20,724,441 shares of Class A Common Stock reserved for issuance pursuant to the vesting of Parent RSUs, (iii) 1,055,408 shares of Class A Common Stock reserved for issuance pursuant to the vesting of Parent PSUs (assuming such Parent PSUs were earned at target level of performance) and (iv) 2,110,816 shares of Class A Common Stock reserved for issuance pursuant to the vesting of Parent PSUs (assuming such Parent PSUs were earned at maximum level of performance).
(c)The weighted-average exercise price of Parent Options issued and outstanding as of the Agreement Date is $18.01.
(d)Except as set forth in Section 3.2(a) and Section 3.2(b), as of the Capitalization Date, there are no outstanding (x) shares of capital stock or other equity or voting interests of the Company, and (y) no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights, and no preemptive or similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity or voting interests of Parent or securities convertible into or exchangeable for such shares or equity or voting interests, (ii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity or voting interests or (iii) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other rights (collectively, “Parent Equity Interests”). Since the close of business on the Capitalization Date to the Agreement Date, Parent has not issued any shares of Parent Stock, except upon the exercise or vesting of Parent Options, the settlement of Parent RSUs, the settlement of Parent PSUs, or the payment or redemption of other stock-based awards, or any other Parent Equity Interests.
(e)Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, that are linked to, or calculated based on, the value of Parent or any of its Subsidiaries or otherwise based upon or derived from any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
(f)As of the Effective Time, Parent has sufficient authorized and unissued shares of Parent Stock to issue the Merger Consideration pursuant to this Agreement. The Parent Stock to be issued as part of the Merger Consideration will be, as of the Effective Time, duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.
Section 3.3    Corporate Authority. Each of Parent and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, including the Merger. Subject to the adoption of this Agreement by the sole stockholder of Merger Sub, the execution and delivery of this Agreement by Parent and Merger Sub and all other agreements and documents contemplated hereby to which either is a party, the performance of Parent and Merger Sub of their obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt or authorize this Agreement or to consummate the Transactions other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been validly executed and delivered by Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the Company constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.4    Governmental Approvals and Consents; Non-Contravention.
(a)No Consent, Order, or license from, notice to or registration, declaration or filing with, any Governmental Authority is required on the part of Parent or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the consummation of the Transactions or the Reorganization Transactions, except (i) the filing with the SEC of the Registration Statement and the satisfaction of the conditions referred to in Section 5.1(d) in connection with the issuance of shares of Parent Stock in the Merger the filing with the SEC of an information statement relating to the Reorganization Transactions, and such other reports required in connection with the Merger and Reorganization Transactions under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) as may be required by the Antitrust Laws and (iv) such other Consents, the failure of which to obtain would not reasonably be expected to have a Parent Material Adverse Effect.
(b)The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) violate or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Parent or Merger Sub, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or result in the creation of any Lien under any Contract to which Parent and/or Merger Sub is subject or is a party or (iii) assuming compliance with the matters described in Section 3.4(a) and Section 4.7, violate, conflict with or result in any breach under any provision of any Law applicable to Parent or any of its properties or assets, except, in the case of subclauses (ii) and (iii), where such violation, breach, conflict, default, Lien, right of termination or cancellation, acceleration, loss of benefit or failure to obtain such Consent would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(c)The execution and delivery of the Transaction Agreement by Parent, RHI and the other parties thereto, the performance by Parent, RHI and the other parties thereto of its respective obligations thereunder and the consummation by Parent, RHI and the other parties thereto of the Reorganization Transactions do not and will not (i) violate or conflict with any provision of the respective certificate of incorporation or bylaws or similar organizational documents of Parent, RHI or the other parties thereto, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, or result in the creation of any Lien under any material Contract to which Parent, RHI and/or the other parties thereto is subject or is a party, or (iii) assuming compliance with the matters described in Section 3.4(a) and Section 4.7, violate, conflict with or result in any breach under any provision of any Law applicable to Parent or RHI or any of its properties or assets, except, in the case of subclauses (ii) and (iii), where such violation, breach, conflict, default, Lien, right of termination or cancellation, acceleration, loss of benefit or failure to obtain such Consent would not reasonably be expected to have a Parent Material Adverse Effect.
Section 3.5    SEC Filings.
(a)Since January 1, 2023, Parent has timely filed or otherwise furnished (as applicable) with the SEC all forms, reports, proxy statements, schedules, statements, registration statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under applicable Law prior to the Agreement Date, together with all certifications required pursuant to the Sarbanes-Oxley Act, including all certifications required under Section 302 and 906 of the Sarbanes-Oxley Act (such documents and any other documents filed by Parent with the SEC since January 1, 2023 through the Agreement Date, as have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). None of the Subsidiaries of Parent is currently or has, since becoming a Subsidiary of Parent been, required to file any forms, reports or other documents with the SEC.
(b)As of their respective SEC filing dates, or in each case, if amended prior to the Agreement Date, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and, except to the extent superseded or amended by a subsequent filing with the SEC prior to the Agreement Date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(c)As of the Agreement Date, none of the Parent SEC Documents is the subject of outstanding SEC comment or, to the knowledge of Parent, ongoing SEC review.
(d)Since January 1, 2023, subject to any applicable grace periods, Parent has been in and is in compliance in all material respects with the applicable rules and regulations of the NYSE.
Section 3.6    Financial Statements; Undisclosed Liabilities; Internal Controls.
(a)Each of the consolidated financial statements of Parent (including, in each case, any notes and schedules thereto) included in the Parent SEC Documents (if amended, as of the date of the last such amendment) (collectively, the “Parent Financial Statements”) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto and, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, and the absence of footnotes) and present fairly in all material respects the consolidated financial position and the consolidated statements of operations, cash flows and stockholders’ equity of Parent and the consolidated Subsidiaries of Parent as of the dates and for the periods referred to therein. Except as have been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC. For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2024, as set forth in the Form 10-K for the fiscal year ended December 31, 2024 filed by Parent on March 3, 2025.
(b)As of the Agreement Date, there are no liabilities of Parent other than those that (i) are reflected or reserved against on the Parent Balance Sheet or in the notes thereto, (ii) have been incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Parent Financial Statements, (iii) are executory performance obligations arising under Contracts to which Parent is a party or otherwise bound and incurred in the ordinary course of business since the date of Parent Balance Sheet (other than liabilities due to breaches thereunder) or (iv) individually or in the aggregate, do not, and would not reasonably be expected to, result in a Parent Material Adverse Effect.
(c)Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Parent’s financial statements. The Company (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the Agreement Date, to Parent’s auditors and the audit committee of the board of directors of Parent (A) any significant deficiencies and material weaknesses identified by it in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, identified by it that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has provided to the Company true and correct copies of any of the foregoing disclosures to the auditors or audit committee of Parent that have been made in writing from January 1, 2023 through the date of this Agreement, and will promptly provide to the Company true and correct copies of any such disclosure that is made after the date of this

Agreement. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective. Since December 31, 2024 through the Agreement Date, none of Parent’s management or Parent’s auditors have identified to the board of the directors of Parent or its audit committee any matter set forth in the preceding clause (A) or (B).
(d)No personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been outstanding or has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act since January 1, 2023.
(e)Since January 1, 2023, neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received any written complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in improper or illegal accounting or auditing practices.
Section 3.7    Absence of Certain Changes or Events. Since December 31, 2024 through the Agreement Date, (a) no event or events or development or developments have occurred that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) other than as expressly provided in the Reorganization Transactions, Parent has not taken any action that, if taken or proposed to be taken after the Agreement Date, would be prohibited by Section 4.2.
Section 3.8    Litigation. As of the Agreement Date, neither Parent nor any of its Affiliates is subject to any Order of or agreement with any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the Transactions or would reasonably be expected to have a Parent Material Adverse Effect. As of the Agreement Date, no Proceeding is pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Affiliates which would reasonably be expected to have a Parent Material Adverse Effect.
Section 3.9    Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, 1,000 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub is a wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.
Section 3.10    Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or any of its Subsidiaries for inclusion in the Proxy Statement/Prospectus, the Registration Statement or any Other Required Filing, will not, at the time such documents are filed with the SEC, at any time it is amended or supplemented, at the time it is first published, sent or provided to the Company Stockholders, at the time the Registration Statement becomes effective under the Securities Act, at the time of the Company Stockholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder and will not, at the time the Registration Statement is filed with the SEC, at the time the Registration Statement becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to the information supplied by the Company for inclusion by reference in the Proxy Statement/Prospectus, Registration Statement or any Other Required Filing.
Section 3.11    Ownership of Shares. None of Parent, Merger Sub or any of their directors, officers, or Affiliates (a) owns any Shares as of the Agreement Date or (b) is, or has been at any time in the last three years, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement). To Parent’s knowledge, there are no other “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Laws applicable to the Merger.
Section 3.12    Finders; Brokers. Other than Morgan Stanley & Co. LLC, Parent has not employed any finder or broker in connection with the Merger or other Transactions who would have a valid claim for a fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of the Transactions.
Section 3.13    Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company, which investigation, review and analysis was performed by Parent and its Affiliates and representatives. Except for the representations and warranties contained in Article II or in any certificate delivered pursuant to this Agreement, Parent acknowledges and agrees that none of the Company, any of its Subsidiaries and Affiliates and no other Person makes, nor is Parent or Merger Sub relying on, any other express, implied or statutory representation or warranty with respect to or on behalf of, the Company, its Subsidiaries or Affiliates or their respective businesses or with respect to any other information provided or made available to Parent, Merger Sub or Parent Representatives in connection with the Merger or the other Transactions, including the accuracy or completeness thereof. Parent acknowledges that there are assumptions inherent in making any projections, estimates and budgets, Parent is familiar with such uncertainties and that Parent is responsible for making its own evaluation of the Company and shall have no claim against the Company with respect thereto.
Section 3.14    Tax Matters. None of Parent or any of its Subsidiaries is aware of the existence of any fact or circumstance, or have taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 3.15    No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this

Agreement and the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.
Section 3.16    Reorganization Transactions.
(a)The Transaction Agreement has been duly authorized by all necessary corporate action and validly executed and delivered by the parties thereto. Parent has made available to the Company a true and complete copy of the Transaction Agreement and any other agreements to which Parent or RHI is a party with respect to the Reorganization Transactions.
(b)The affirmative vote of the holders of shares of Parent Common Stock representing at least a majority of the aggregate voting power of the outstanding shares of Parent Common Stock entitled to vote thereon is the only vote of the holders of any class or series of the capital stock of Parent necessary to adopt and approve the Transaction Agreement and the Reorganization Transactions contemplated thereby (the “Parent Reorganization Stockholder Approval”). RHI has executed and delivered a written consent (the “Parent Reorganization Written Consent”, a true and complete copy of which has been made available to the Company) constituting the Parent Reorganization Stockholder Approval, which shall be in full force and effect as of the Agreement Date and remain in full force and effect at all times thereafter until the consummation of the Reorganization Transactions.
(c)No Affiliate of Parent (other than any Subsidiary of Parent) will receive any benefit as a result of the Reorganization Transactions that is not shared on a ratable basis by the other stockholders of Parent.
(d)Neither the Reorganization Transactions nor the Merger constitutes a “Change of Control” (as defined in the Tax Receivable Agreement).
(e)As of the Agreement Date and as of the date of the Parent Reorganization Written Consent, RHI holds 1,847,777,661 shares of Class D Common Stock and no shares of any other class or series of the capital stock of Parent.
Section 3.17    No Other Representations. Notwithstanding anything herein to the contrary, the representations and warranties of Parent and Merger Sub expressly set forth in this Article III or any certificate delivered pursuant to this Agreement are and shall constitute the sole and exclusive representations and warranties made with respect to Parent and Merger Sub in connection with this Agreement or the Transactions. Except for the representations and warranties referred to in previous sentence, none of Parent, Merger Sub or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or other Transactions. The Company, on behalf of itself and its Subsidiaries, hereby acknowledges and agrees that, except for the representations and warranties set forth in this Article III, none of Parent, any of its Affiliates (including Merger Sub), stockholders or representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or Merger Sub or their respective business or operations.

Article IV
CERTAIN COVENANTS
Section 4.1    Covenants of the Company. Except as (i) provided or permitted herein, (ii) set forth in Section 4.1 of the Company Disclosure Letter, (iii) consented to in writing (including by email) by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) required by applicable Law, during the period commencing on the Agreement Date and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, (x) use commercially reasonable efforts to (I) act and carry on its business in the Ordinary Course of Business, comply with applicable Law in all material respects and preserve intact its material assets, properties, and business organizations, (II) keep available the services of its current officers and key employees and (III) preserve its relationships with customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which it had material business relations; provided that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of this Section 4.1 shall be deemed a breach of this sentence, unless such action would constitute a breach of such relevant provision, and (y) not, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)(i) declare, set aside, authorize or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent), (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (iii), for the acquisition of Shares (A) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options, (B) from holders of Company RSUs in full or partial payment to satisfy Tax obligations by such holder upon the settlement of Company RSUs to the extent required or permitted under the terms of such Company RSUs or (C) from holders of Company PSUs in full or partial payment to satisfy Tax obligations by such holder upon the settlement of Company PSUs to the extent required or permitted under the terms of such Company PSUs;
(b)issue, deliver, sell, pledge, dispose of, grant, encumber, transfer or authorize the issuance, delivery, sale, pledge, disposition or grant, encumbrance or transfer of any capital stock in the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants, calls, commitments or other rights of any kind to acquire any shares of such capital stock of any class or series or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of the Company or any of its Subsidiaries, other than (i) upon the exercise or settlement of Company Options, Company RSUs and Company PSUs that are outstanding on the Agreement Date, or issuances under the ESPP and reflected in Section

2.2 or granted thereafter not in violation of this Section 4.1, solely in accordance with their terms as of the Agreement Date, (ii) by a wholly owned Subsidiary of such Subsidiary’s capital stock to the Company or another wholly owned Subsidiary of the Company or (iii) as set forth on Section 4.1(b) of the Company Disclosure Letter;
(c)amend its certificate of incorporation, bylaws or similar organizational or governing documents;
(d)acquire (for cash or other assets) or agree to acquire by merging or consolidating with, or by purchasing all or substantially all assets or any stock of, or equity or voting interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;
(e)sell, lease, license, encumber (including by the grant of any option thereon) (other than by Permitted Liens), abandon, permit to lapse or otherwise dispose of any material properties or material assets of the Company (including equity interests in Subsidiaries) other than in the Ordinary Course of Business;
(f)(i) lend money to, or make any capital contribution or advance to, or investment in, any Person, other than (x) to any Subsidiary of the Company in the Ordinary Course of Business or (y) routine expense advances to employees of the Company and its Subsidiaries in the Ordinary Course of Business, (ii) incur or guarantee any indebtedness for borrowed money (including drawing on any undrawn commitment with respect to any existing indebtedness), (iii) guarantee or assume any indebtedness of others, (iv) issue or sell warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (v) enter into any “keep well” or other agreement to maintain any financial condition of another Person, (vi) enter into any arrangement having the economic effect of any of clauses (ii)-(v) or (vii) make any capital expenditure or commitment that in the aggregate are in excess of the Company’s plan for capital expenditures for the applicable fiscal year set forth on Section 4.1(f) of the Company Disclosure Letter by more than 10% in the aggregate;
(g)except as required pursuant to existing agreements (including Company Benefit Plans) or applicable Law, (i) increase the compensation payable or to become payable or benefits provided or to be provided to any directors, officers or employees of the Company except (x) for routine annual increases in cash compensation or benefits not to exceed the percentages set forth in the Company Disclosure Letter or (y) as otherwise set forth in the Company Disclosure Letter, (ii) grant or provide any severance or termination payments or benefits to any directors, officers or employees of the Company other than as set forth in the Company Disclosure Letter, (iii) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any directors, officers or employees of the Company, or (iv) establish, amend or terminate any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date hereof) other than (x) entry into, amendment or termination of any Company Benefit Plan in a manner that would not materially increase costs to the Company, Parent or the Surviving Corporation or any of their affiliates, or materially increase the benefits provided under any Company Benefit Plan or (y) entry into new hire offer letters or consulting agreements entered into in the Ordinary Course of Business, or providing such employee or service provider compensation and benefits consistent with its past practice for similarly situated employees and individual service providers (including permitting any such employees and individual service providers to be eligible for the benefits made generally available to non-executive employees);
(h)hire or terminate the employment of any employee at the level of vice president or above, other than terminations for “cause,” or new hires to replace departed employees as set forth on Section 4.1(h) of the Company Disclosure Letter;
(i)implement or adopt any material change in financial accounting policies, practices or methods, other than as may be required by GAAP or regulatory guidelines;
(j)settle or compromise any Proceedings, or waive, release or assign any rights or claims, in any such case in excess of the amount(s) set forth in Section 4.1(j) of the Company Disclosure Letter, other than claims reserved against on the Company Balance Sheet (for amounts not materially in excess of such reserves); provided that, the payment, discharge, settlement or satisfaction of such Proceeding does not include any material obligation (other than the payment of money) to be performed by, or any material restriction imposed against, the Company or any of its Subsidiaries, or following the Closing, Parent and its Subsidiaries; provided further that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Stockholder Litigation except as expressly permitted by Section 4.15;
(k)(i) change or rescind any material Tax election, (ii) change any annual Tax accounting period or any material method of Tax accounting, (iii) file any income or other material Tax Return relating to the Company or any of its Subsidiaries that has been prepared in a manner that is materially inconsistent with the past practices of the Company or such Subsidiary, as applicable, (iv) file any amended income or other material Tax Return, (v) settle, compromise, or abandon any claim, investigation, audit or controversy relating to material Taxes or (vi) enter into any closing agreement with respect to any material Tax;
(l)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger) or any of its Subsidiaries;
(m)(i) modify, amend or terminate (excluding expiration or renewals in accordance with the terms thereof) any Company Material Contract, (ii) enter into any Contract that would be a Company Material Contract if in existence on the date hereof, or (iii) waive, release or assign any material rights, claims or benefits under any Company Material Contract; provided, that the foregoing shall not restrict any such action with respect to any Company Material Contract taken in the Ordinary Course of Business (other than with respect to any Company Material Contracts contemplated by clauses (ii), (iv), (vi), (vii), (viii), (xi), (xii) and (xiv) of Section 2.11(a));
(n)engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(o)adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 4.6(f)(iii);
(p)enter into any joint venture, partnership, participation or other similar arrangement;
(q)enter into any new line of business;
(r)make any material changes in its policies and practices with respect to the origination, underwriting, pooling, sale or servicing of Mortgage Loans or Mortgage Servicing Rights except as required by Applicable Requirements or applicable Law;
(s)sell, assign, transfer, exclusively license, allow to lapse, abandon or otherwise cause to suffer any Lien (other than Permitted Liens) on any material rights in the Company IP, other than (i) non-exclusive licenses entered in the Ordinary Course of Business or (ii) expiration of Company IP at the end of its natural term; or
(t)authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
If the Company or any of its Subsidiaries desires to take an action that would be prohibited pursuant to the foregoing clauses (a)-(s) without the written consent of Parent, prior to taking such action, the Company may request such written consent (which consent shall not be unreasonably withheld, conditioned or delayed) by sending an e-mail to the representative of Parent listed on Section 4.1 of the Company Disclosure Letter.
Notwithstanding anything to the contrary in this Section 4.1, the Parties acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act or any other Antitrust Laws applicable to the Transaction) prior to the Effective Time and (ii) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.
Section 4.2    Parent Forbearances. During the Pre-Closing Period, except (a) as required or expressly permitted or contemplated by this Agreement, (b) as required by applicable Law, (c) any actions or transactions in furtherance of the Reorganization Transactions pursuant to the expressly provided terms of the Transaction Agreement or (d) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not (i) amend the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company Stockholders, (ii) declare, set aside, authorize or pay any dividend or other distribution with respect to the capital stock of Parent, (iii) effect any stock split, division or subdivision of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction or (iv) agree or commit to do any of the foregoing.

Section 4.3    Access to Information; Confidentiality.
(a)    Except as prohibited by applicable Law, during the Pre-Closing Period, the Company shall, use commercially reasonable efforts upon reasonable advance notice, and subject to applicable governmental restrictions and recommendations, to (i) give Parent, Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”), reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to relevant employees and facilities and to relevant books, contracts and records of the Company and its Subsidiaries, (ii) permit Parent to make such non-invasive inspections as it may reasonably request and (iii) cause its and its Subsidiaries’ officers to furnish Parent with such financial and operating data and other information reasonably available to the Company with respect to the business, properties, and personnel of the Company as Parent may from time to time reasonably request; provided that (A) the purpose of any such access in the case of clause (i), or any such request, in the case of clauses (ii) and (iii), will be limited to the planning of the integration of the Company, its Subsidiaries and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries and their respective businesses, on the other hand and (B) subject to the proviso in Section 4.3(c), nothing in this Section 4.3 shall require any Party to permit any inspection or disclose any information to any other Party that would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage) or would cause a violation of any privacy policy and similar restrictions that may be applicable to such information.
(b)    Information obtained by Parent pursuant to Section 4.3(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement, with such Confidentiality Agreement hereby amended to limit the permitted use of any information supplied pursuant to Section 4.3(a) to be solely in connection with the implementation of the Transactions.
(c)    Nothing in Section 4.3(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (i) would violate any of its or its Affiliates’ respective obligations with respect to confidentiality to a third party, (ii) would result in a violation of applicable Law, (iii) would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (iv) relates to consideration of any Acquisition Proposal or any Intervening Event; provided that in the case of clauses (i) through (iii), that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality obligation, losing such legal protection or violating applicable Law, as applicable.
Section 4.4    Proxy Statement; Registration Statement.
(a)As promptly as practicable after the Agreement Date (but in any event no later than 30 days after the date of this Agreement), (i) the Company shall prepare a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement”) in preliminary form and (ii) Parent and the Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form S-4, which shall include the Proxy Statement and the prospectus of Parent relating to the registration under the Securities Act of the issuance of Parent Stock in connection with the Merger (as amended or supplemented from time to time, such prospectus, together with the Proxy Statement, the “Proxy Statement/Prospectus” and such registration statement, the “Registration Statement”). Without limiting the foregoing, Parent and the Company shall each use their reasonable best efforts to provide all information reasonably necessary to prepare, and shall cooperate, and cause their respective accountants and other advisors to cooperate, in the preparation of, any pro forma financial statements and related footnotes to the extent required to be included in the Registration Statement.
(b)Each of Parent and the Company shall use its commercially reasonable efforts to (i) have, as promptly as reasonably practicable following the filing thereof, the Registration Statement declared effective under the Securities Act and the Proxy Statement/Prospectus to be cleared by the SEC and its staff under the Exchange Act, (ii) keep the Registration Statement effective as long as necessary to consummate the Merger and (iii) respond as promptly as reasonably practicable to any comments or requests for additional information from the SEC with respect to the Proxy Statement/Prospectus or the Registration Statement, as applicable. Parent, on the one hand, and the Company, on the other hand, shall, as promptly as practicable after the receipt thereof, provide the other parties with copies of any written comments, and advise the other party of any oral comments, with respect to the Proxy Statement/Prospectus and the Registration Statement received by such party from the SEC, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus and the Registration Statement, and shall provide the other with copies of all material or substantive written correspondence (including all responses to SEC comments) and a summary of all oral communications between it and its representatives, on the one hand, and the SEC, on the other hand. Each of Parent and the Company shall furnish all information concerning it or its Affiliates as may be reasonably requested by the other party in connection with such actions and the preparation of the Registration Statement and Proxy Statement/Prospectus as required by applicable Law. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. No filing of, or amendment or supplement to, the Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed). Neither Parent nor its representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, that is solely in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with the Company in advance and, to the extent permitted by the SEC, allows the Company to participate. Neither the Company nor its representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, that is solely in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with Parent in advance and, to the extent permitted by the SEC, allows Parent to participate.

(c)As promptly as practicable after the Registration Statement is declared effective, but in any event within two Business Days after the Registration Statement is declared effective, the Company shall file the definitive Proxy Statement/Prospectus and cause the definitive Proxy Statement/Prospectus to be mailed to the Company Stockholders. The Company shall take all necessary action in consultation with Parent, including establishing a record date for the Company Stockholder Meeting (which record date shall be prior to the effectiveness of the Registration Statement) and completing a broker search (and additional broker searches, if necessary) pursuant to Rule 14a-13 of the Exchange Act, which shall be no later than 20 Business Days prior to the record date (unless Parent and the Company otherwise agree), to permit the foregoing. Subject to the terms and conditions of this Agreement, including Section 4.6, the Proxy Statement/Prospectus will include the Company Board Recommendation. Each of Parent and the Company agrees to correct or update as promptly as reasonably practicable any information provided by it for use in the Registration Statement or Proxy Statement/Prospectus which, if not corrected or updated, would result in the Registration Statement or Proxy Statement/Prospectus containing a misstatement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or would result in the Registration Statement or Proxy Statement/Prospectus failing to comply as to form with the requirements of applicable Law and, if required by applicable Law or Parent and the Company otherwise agree, the Company shall mail to the Company Stockholders any related amendment or supplement.
(d)As promptly as practicable after the Agreement Date, Parent shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the transactions contemplated hereby, and the Company shall assist Parent as may be necessary to comply with such state securities or “blue sky” laws.
Section 4.5    Company Stockholder Meeting. The Company shall, as soon as practicable after the Registration Statement has been declared effective under the Securities Act, duly call, give notice of, convene and hold a meeting of the Company Stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval, in accordance with applicable Law, and, subject to Section 4.6, will use its reasonable best efforts to solicit approval of this Agreement and obtain the Company Stockholder Approval. The Company shall schedule the Company Stockholder Meeting to be held, and hold the Company Stockholder Meeting, within 30 days of the initial mailing of the definitive Proxy Statement; provided that the Company may adjourn or postpone the Company Stockholder Meeting (i) with the consent of Parent, (ii) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow additional time to solicit additional proxies necessary to achieve a quorum or obtain the Company Stockholder Approval at the Company Stockholder Meeting (including any adjournment or postponement thereof), (iii) distribute any supplement or amendment to the Proxy Statement that the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplement or amendment to be reviewed by the Company Stockholders prior to the Company Stockholder Meeting (including any adjournment or postponement thereof) or (iv) as necessary to provide for the expiration of any time period required in Section 4.6(f) or Section 4.6(g); provided, however, that the Company may not adjourn or postpone the Company Stockholder Meeting for more than ten Business Days per occasion or 20 Business Days in the aggregate, in each case, without Parent’s prior written consent; provided, further, that if the

Company Stockholder Meeting is adjourned or postponed pursuant to clause (ii), the Company shall reconvene the Company Stockholder Meeting at the earliest practicable date on which the Company Board in good faith expects to have sufficient affirmative votes to obtain the Company Stockholder Approval. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable law to be voted on by the Company Stockholders in connection therewith) that the Company shall propose to be voted on by the Company Stockholders at the Company Stockholder Meeting.
Section 4.6    No Solicitation of Transactions.
(a)    Promptly after the Agreement Date, subject to the other provisions of this Section 4.6, the Company shall, shall cause its Subsidiaries and its and their respective directors and officers to, and shall instruct and use its reasonable best efforts to cause the other Company Representatives to, cease and cause to be terminated, and not authorize or knowingly permit to continue, any discussions or negotiations with any Person (other than Parent and Merger Sub), or any representative thereof, conducted prior to the date of this Agreement with respect to an Acquisition Proposal or any Acquisition Inquiry, terminate “data room” access to such Persons, and request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Acquisition Proposal and any documents and other materials containing such information.
(b)    Except as permitted by this Section 4.6, the Company agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and the Company shall instruct and use its reasonable best efforts to cause the other Company Representatives not to, and shall not authorize or knowingly permit any of the Company Representatives to, directly or indirectly:
(i)    initiate, solicit, knowingly facilitate or knowingly encourage the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise knowingly assist or participate in the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;
(ii)    engage in, participate in or continue discussions or negotiations with any Person or any representative thereof with respect to an Acquisition Proposal or Acquisition Inquiry (it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person or representative aware of the restrictions of this Section 4.6 in response to the receipt of an Acquisition Proposal or Acquisition Inquiry or prohibit discussions to the extent necessary to clarify the terms of any such Acquisition Proposal or Acquisition Inquiry solely to determine whether such Acquisition Proposal or Acquisition Inquiry constitutes or is reasonably likely to lead to or result in a Superior Proposal);
(iii)    enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement or other similar agreement constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) or enter into any Contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions, or approve any transaction under, or any third party becoming an “interested stockholder” (or any other equivalent term) under, Section 203 of the DGCL or any Takeover Law;
(iv)    terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality agreement or explicit standstill obligation or similar agreement to which the Company or any of its Subsidiaries is a party;
(v)    furnish to any Person or any representative thereof (other than to Parent, Merger Sub or any designees of Parent or Merger Sub) any information relating to the Company or any of its Subsidiaries or afford to any Person or any representative thereof access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of its Subsidiaries (other than Parent, Merger Sub or any designees of Parent or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Acquisition Proposal or Acquisition Inquiry; or
(vi)    approve, authorize, resolve or agree, or publicly announce any intention to take any of the foregoing actions.
(c)    Notwithstanding anything in this Agreement to the contrary, at any time following the Agreement Date and prior to obtaining the Company Stockholder Approval, in response to a bona fide written Acquisition Proposal that did not result from a breach of the terms of this Section 4.6 (a “Qualifying Acquisition Proposal”) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or is reasonably likely to lead to or result in, a Superior Proposal, the Company and the Company Representatives shall be permitted to (i) furnish to the Person that has made the Qualifying Acquisition Proposal (and such Person’s representatives) information relating to the Company and its Subsidiaries and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement (provided that the Company shall concurrently provide or make available to Parent any such information or access that is provided to such Person and its representatives and that was not previously provided or made available to Parent), and (ii) engage or participate in discussions or negotiations with the Person (or such Person’s representatives) that has made the Qualifying Acquisition Proposal. Within 24 hours of such determination of the Company Board, and in any event prior to or substantially concurrently with the Company first taking any of the actions described in the immediately preceding sentence (including any action relating to an Acceptable Confidentiality Agreement), the Company shall provide written notice to Parent of the determination of the Company Board made pursuant to the immediately preceding sentence.
(d)    The Company shall promptly (and in any event within 24 hours) (i) provide Parent written notice of the receipt by the Company of any Acquisition Inquiries or Acquisition Proposals and (ii) disclose to Parent the material terms of any such Acquisition Proposal or Acquisition Inquiry and the identity of the Person making such Acquisition Proposal or Acquisition Inquiry. The Company shall keep Parent reasonably informed on a reasonably prompt basis (and in any event within 24 hours) of any material development or material change in the status, terms or conditions (including material amendments) of any such Acquisition Inquiry or Acquisition Proposal, and shall, as promptly as practicable, and in any event within 24 hours of receipt thereof, provide Parent with unredacted copies of all writings or media containing any material terms or conditions of any such Acquisition Proposal or Acquisition Inquiry and any proposed transaction agreements (including all schedules, exhibits and attachments) relating to any such Acquisition Proposal or Acquisition Inquiry and any financing commitments relating thereto. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.
(e)    Except as permitted by Section 4.6(f) and Section 4.6(g), prior to obtaining the Company Stockholder Approval, the Company Board shall not (i) (1) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus when disseminated to Company Stockholders, (3) approve, adopt, endorse, declare advisable or recommend to the Company Stockholders, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the Company Stockholders, any Acquisition Proposal, (4) if any Acquisition Proposal is structured as a tender offer or exchange offer and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an affiliate of Parent), fail to recommend, within ten Business Days after such commencement, against acceptance by Company Stockholders of such tender offer or exchange offer or (5) publicly propose to do any of the foregoing (actions prohibited by this clause (i) being referred to as a “Change of Board Recommendation”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.
(f)    Notwithstanding anything in this Agreement to the contrary, the Company Board may (x) effect a Change of Board Recommendation and/or (y) terminate this Agreement pursuant to Section 6.1(d)(i), if (i) the Company receives a Qualifying Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect a Change of Board Recommendation or terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:
(i)    the Company shall have provided prior written notice to Parent, at least four days in advance (the “Superior Proposal Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal and the identity of the Person or group making such Superior Proposal, and shall have contemporaneously provided a copy of the relevant proposed definitive transaction agreements with the Person making such Superior Proposal;

(ii)    if requested by Parent, the Company shall have negotiated with Parent in good faith during the Superior Proposal Notice Period in order to enable Parent to modify the terms of this Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal;
(iii)    following the end of such Superior Proposal Notice Period, the Company Board shall have considered in good faith any revisions to this Agreement irrevocably committed to in writing by Parent that would, upon the Company’s acceptance thereof, be binding on Parent, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Superior Proposal continues to constitute a Superior Proposal and that failure to effect a Change of Board Recommendation or terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, and, provided, that in the event of any change to any of the financial or other material terms of such Superior Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in clause (i) of this section and a renewed notice period under clause (i) of this section shall commence (except that the four-day notice period referred to in clause (i) of this proviso shall instead be two days) during which time the Company shall be required to comply with the requirements of this section anew with respect to such additional notice; and
(iv)    in the event of any termination of this Agreement in order to cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated (or shall concurrently terminate) this Agreement in accordance with Section 6.1(d)(i), including paying the Company Termination Fee in accordance with Section 6.3.
(g)    Notwithstanding anything in this Agreement to the contrary, the Company Board may effect a Change of Board Recommendation if an Intervening Event occurs and the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that its failure to effect a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; provided that the Company Board may not effect such Change of Board Recommendation unless:
(i)    the Company shall have provided prior written notice to Parent at least four days in advance (the “Intervening Event Notice Period”) of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect a Change of Board Recommendation;
(ii)    if requested by Parent, the Company shall have negotiated with, and shall have caused the Company Representatives to negotiate with, Parent in good faith during the Intervening Event Notice Period in order to enable Parent to modify the terms of this Agreement in such a manner that would eliminate the need for taking such action; and
(iii)    following the end of such Intervening Event Notice Period, the Company Board shall have considered in good faith any revisions to this Agreement irrevocably committed to in writing by Parent that would, upon the Company’s acceptance thereof, be binding on Parent, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law.
(h)    Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), complying with Rule 14d-9 under the Exchange Act or from making any disclosure to the Company Stockholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law, provided that such disclosure by the Company shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Change of Board Recommendation has been made in compliance with this Section 4.6. In addition, none of the following shall be deemed to be a Change of Board Recommendation: a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.
(i)    No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be inapplicable to the Transactions. Notwithstanding anything to the contrary in the foregoing, any action that may be taken by the Company Board under this Section 4.6 may also be taken by a duly constituted committee thereof.
Section 4.7    Appropriate Action; Consents; Filings.
(a)    Prior to the Effective Time, the Company shall, upon request by Parent after reasonable consultation with the Company, use its commercially reasonable efforts to obtain any Consents of third parties with respect to any Company Material Contracts, as may be required by the terms of any such Company Material Contract as a result of the execution of this Agreement or the consummation of the Transactions; provided that (x) the Company shall have no obligation to pay money or make any concessions in connection with the foregoing and (y) in no event shall the receipt of any such third-party Consents be a condition to any Party’s obligations to consummate the Merger.
(b)    Subject to Section 4.7(b), Section 4.7(e) and the other terms and conditions of this Agreement, the Company and Parent agree, and Parent and the Company each agree to cause its Subsidiaries to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Transactions and to cause the conditions to each Party’s obligation to consummate the Transactions as set forth in Section 5.1 to be satisfied as promptly as practicable (but in no event later than the Outside Date), including taking all actions necessary (i) to obtain all Governmental Consents required for the consummation of the Merger, (ii) to effect all such necessary registrations and filings with the Governmental Authorities in order to consummate and make effective the Merger and the other Transactions, (iii) to comply with all requirements under applicable Law that may be imposed on it with respect to this Agreement and the Merger, (iv) to avoid a Proceeding by any Governmental Authority with respect to this Agreement or the Transactions and (v) to defend or contest any Proceedings, whether judicial or administrative, brought under, pursuant to or relating to any Antitrust Law challenging this Agreement or the consummation of the Transactions. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.
(c)    Without limiting the generality of the foregoing, the Parties hereto agree to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act (a “Notification and Report Form”) as promptly as practicable after the Agreement Date and to make as promptly as practicable all other necessary filings, notifications or registrations that are required to consummate the Transactions. In addition, Parent and the Company shall, and shall each cause each of its Subsidiaries to, respond as promptly as practicable to any requests for information from any Governmental Authority and otherwise comply with any inquiry or request from any Governmental Authority as promptly as practicable (and in each case any such information shall be in substantial compliance with the requirements of the HSR Act or other applicable Antitrust Laws) and to contest and resist any action, including any legislative, administrative or judicial action and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) (an “Antitrust Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transaction contemplated by this Agreement under any Antitrust Law. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority, including any information required to obtain any Governmental Consents or information otherwise requested by any Governmental Authority. Parent shall, subject to its obligations under this Section 4.7, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions and strategy on behalf of the parties relating to all necessary Governmental Consents required for the consummation of the Transactions and all Proceedings pursuant to or relating to any Antitrust Law challenging this Agreement or the Transactions, and the Company shall take all reasonable actions to support Parent in connection therewith. Subject to Section 4.7(b) of the Company Disclosure Letter, neither Party shall give consent to any voluntary extension of any statutory deadline or withdraw its Notification and Report Form or any other filing made pursuant to any other Antitrust Law or other regulatory Law unless the other Party has given its prior written Consent to such extension or delay, which consent will not be unreasonably withheld; provided that Parent shall be permitted to withdraw and refile its Notification and Report Form upon the Company’s prior written consent, which shall not be unreasonably withheld.
(d)    Parent and Company shall consult and cooperate with one another, and consider in good faith the views of and incorporate all reasonable comments of the other Party, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with Proceedings under or relating to any Antitrust Laws. Without limiting the generality of the foregoing, in connection with this Agreement and the Transactions, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Antitrust Laws, (ii) give each other an opportunity to participate in each of such meetings (and in the event one Party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such conversation, keep such Party apprised with respect thereto), (iii) give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written communications and submissions (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority or in connection with any Proceedings under or regarding any Antitrust Laws and (vi) provide each other with copies of all written communications and submissions from any Governmental Authority relating to any Antitrust Laws. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate.
(e)    Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Subsidiaries and Affiliates to, use its and their commercially reasonable efforts, and promptly take any and all steps necessary, to avoid or eliminate any concerns on the part of, or to satisfy any conditions imposed by, any Governmental Authority under any Antitrust Law so as to enable the Parties to expeditiously consummate the Transactions, and in any event prior to the Outside Date, including (i) proposing, negotiating, offering to commit to and effect (and if such offer is accepted, committing to and effecting), by consent decree, hold separate order or otherwise, the sale, divestiture, license or disposition of such assets or businesses of Parent or its Subsidiaries and Affiliates, now owned or hereafter sought to be acquired, (ii) terminating or amending any existing relationships and contractual rights and obligations and (iii) otherwise offering to take or offering to commit to take any action which it is capable of taking, and if the offer is accepted, taking or committing to take, such actions as are necessary, whether or not such actions limit or modify Parent’s rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the business of the Company (the transactions and actions referred to in clauses (i) through (iii), collectively, “Remedies”), in each case as necessary in order to obtain all Governmental Consents necessary to satisfy the conditions set forth in Section 5.1(b) prior to the Outside Date and/or to avoid the entry of, or to effect the dissolution of, any Antitrust Order which would have the effect of preventing or delaying the consummation of the Merger and the other Transactions beyond the Outside Date; provided that, notwithstanding any other provision of this Agreement (x) none of Parent or any of its Subsidiaries or Affiliates shall be required to propose, negotiate, offer to commit to, commit to or effect any Remedy that would, individually or in the aggregate, result in, or be reasonably likely to result in, (1) an adverse effect that is more than immaterial on the financial condition, business, assets, or continuing results of operations of Parent and its Subsidiaries or the combined company resulting from the Transactions or (2) would require Parent to commit to provide prior notice or seek prior approval from any Governmental Authority of any future transaction (a “Detriment”); (y) the Company shall not propose, negotiate, offer to commit to, commit to or effect any Remedy without Parent’s prior written consent; and (z) the Company shall, if requested by Parent, propose, negotiate, offer to commit to, commit to and effect (conditional upon the occurrence of the Effective Time) any Remedy.
(f)    During the Pre-Closing Period, except as required by this Agreement, Parent shall not, and shall cause its Subsidiaries and Affiliates not to, enter into or consummate any transaction, agreement, arrangement, or acquisition of any ownership interest, rights or assets of any Person that would reasonably be expected to prevent Parent and the Company from obtaining any required approvals, or to prevent expiration of the waiting period, under the HSR

Act or any other Antitrust Laws applicable to the Transaction without any Antitrust Orders, in each case prior to the Outside Date.
(g)    No action by the Company taken in compliance with Section 4.6 will be considered a violation of this Section 4.7.
Section 4.8    Public Announcements. Parent and the Company shall consult with each other and provide each other the opportunity to review and comment upon any press release or public announcement relating to this Agreement or the Transactions, and shall not, and shall not permit their Affiliates to, issue any such press release or public announcement prior to such consultation without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Authority, as determined in good faith by the Party making such public announcement or issuing such press release, so long as such Party has used its reasonable best efforts to consult with the other Party with respect thereto. The Company, Parent and Merger Sub agree that the initial press release announcing the Transactions and the execution and delivery of this Agreement shall be a joint press release in the form heretofore agreed to by the Company and Parent. Notwithstanding the foregoing provisions of this Section 4.8, the restrictions set forth in this Section 4.8 shall not (i) apply to any press release or public announcement issued or proposed to be issued in connection with, or in response to, an Acquisition Proposal, Intervening Event, Superior Proposal or a Change of Board Recommendation (which shall instead be governed by the provisions of Section 4.6) or (ii) restrict any announcement, press release or other public statement to the extent the content thereof was previously disclosed, issued or made in compliance with this Section 4.8.
Section 4.9    Employee Benefit Matters.
(a)    With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Parent or any of its Subsidiaries in which any director, officer or employee of the Company or any of its Subsidiaries (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or any of its Subsidiaries that is reflected in the books and records of the Company, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance) in any New Plan in which such Company Employees will be eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement of Parent or any of its Subsidiaries following the Closing Date (a “Parent Welfare Plan”), Parent and any of its Subsidiaries will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, use commercially reasonable efforts to cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent

Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan.
(b)    For any Company Employee that remains an employee of the Company or the Surviving Corporation, or any of their respective Subsidiaries or Affiliates, immediately following the Effective Time (each, a “Continuing Employee”):
(i)    Parent shall, and shall cause the Surviving Corporation to, for a period of 12 months following the Effective Time, provide for (i) no less than the same level of base salary or base hourly wage, if applicable, that was provided to each such Continuing Employee immediately prior to the Effective Time, (ii) a cash incentive compensation opportunity (including with respect to individual target bonus levels) that is, in the aggregate, no less than such opportunity provided to each such Continuing Employee immediately prior to the Effective Time, (iii) employee benefits (other than equity-based awards and defined benefit or non-qualified arrangements) that are, in the aggregate, either, in Parent’s sole discretion, (A) substantially comparable to the employee benefits provided to each such Continuing Employee immediately prior to the Effective Time or (B) substantially comparable to those provided to similarly situated employees of Parent and its subsidiaries and (iv) upon a termination of a Continuing Employee, severance benefits that are, in the aggregate, no less than that would have been provided to each such Continuing Employee pursuant to the Company’s severance practices as described in Section 4.9(b) of the Company Disclosure Letter. Without limiting the foregoing clause (iv), at all times after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide each Continuing Employee who experiences a termination of employment and who would receive severance or acceleration benefits under his or her Contracts with the Company that are disclosed in Section 4.9(b)(i) of the Company Disclosure Letter to receive severance and acceleration no less favorable than the terms set forth in such Contracts until such time as such Contracts cease to apply by their terms.
(ii)    From and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue the Company Benefit Plans to the extent required by their terms. Furthermore, Parent acknowledges that, as of the Effective Time, a “change in control” (or “change of control” or similar defined term, as applicable) shall have occurred for purposes of each Company Benefit Plan in which such definition appears.
(iii)    With respect to accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Parent or the Surviving Corporation, as they may be amended from time to time.

(c)    [Reserved.]
(d)    The Company shall provide Parent with an updated Equity Awards Table no later than five Business Days prior to the Effective Time (including with respect to each Company PSU, the number of Shares determined for the Converted RSUs to Section 1.5 hereof, as applicable).
(e)    Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”) and any Company Benefit Plan that is subject to Section 401(a) of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan prior to the Effective Time, subject to the terms of the 401(k) Plan or any such other plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.
(f)    This Section 4.9 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 4.9, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.9. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 4.9 or (iii) require Parent or any of its Affiliates to retain the employment of any particular Company Employee.
(g)    Following the Agreement Date, each of Parent and the Company (and their respective Affiliates) will use commercially reasonable efforts in all matters necessary to effect the transactions contemplated by this Section 4.9 and the requirements of any applicable Law and will provide, and will cause each of their respective representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard. Each of Parent and the Company shall make available its representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.
Section 4.10    Indemnification of Directors and Officers.
(a)    At and after the Effective Time, and until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless each of the Company’s and its Subsidiaries’ respective present or former directors, officers and employees (each an “Indemnified Person,” and collectively, the “Indemnified Persons”) against all costs and expenses (including legal fees and expenses), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any pending or threatened Proceeding (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary (including with respect to an employee benefit plan) or agent of the Company and/or any of its Subsidiaries, whether occurring on or before the Effective Time, or relating to this Agreement and the Transactions; provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice of any prospective, threatened or actual Proceeding for which indemnification or advancement may be sought under this Section 4.10(a), then the obligations of Parent and the Surviving Corporation under this Section 4.10(a) shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. To the fullest extent permitted by applicable Law, Parent and the Surviving Corporation shall, jointly and severally, pay all expenses (including legal fees and expenses) of each Indemnified Person in advance of the final disposition of any such Proceeding, subject to receipt from the Indemnified Person to whom such expenses are advanced of an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Person is not entitled to indemnification. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 4.10(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 4.10(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent will have the right, upon written notice to any applicable Indemnified Person, to assume the defense of any Proceeding in respect of which indemnification is or would be sought hereunder employing counsel reasonably satisfactory to such Indemnified Person. In the event of any such Proceeding, (i) each Indemnified Person shall be entitled to retain his or her own counsel, regardless of whether Parent has elected to assume the defense, and Parent or the Surviving Corporation shall pay the fees and expenses of counsel selected by the Indemnified Persons promptly after statements therefor are received, (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding to which an Indemnified Person is a party (and in respect of which indemnification could be sought by such Indemnified Person hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding or such Indemnified Person otherwise consents and (iii) in the event that Parent does not assume the defense of the Proceeding, Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such matter. The rights of each Indemnified Person under this Section 4.10 shall be in addition to, and nothing in this Section 4.10 shall limit, any rights such Person may have under the Company Certificate, the Company Bylaws, and indemnification agreements in existence on the Agreement Date and the comparable documents of its Subsidiaries (collectively, the “D&O Indemnification Agreements”).
(b)    For a period of six years from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless (including advancement of expenses) all Indemnified Persons to the same extent such Persons are indemnified as of the Agreement Date by the Company pursuant to applicable Law, the Company Certificate, the Company Bylaws and the applicable D&O Indemnification Agreements, arising out of acts or omissions in their capacity as directors, officers or employees of the Company and its Subsidiaries occurring at or prior to the Effective Time.
(c)    For a period of six years from and after the Effective Time, to the extent permitted by applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Certificate and the Company Bylaws. To the extent permitted by applicable Law the D&O Indemnification Agreements shall continue in full force and effect in accordance with their terms following the Effective Time.
(d)    Prior to the Effective Time, the Company shall bind and purchase directors’ and officers’ runoff insurance coverage (the “D&O Runoff Insurance”), which by its terms shall survive the Merger for not less than six years for the benefit of the Company, its Subsidiaries, the Company’s and any of its Subsidiary’s past and present directors and/or officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the Agreement Date. The D&O Runoff Insurance shall provide coverage for the Company, its Subsidiaries and such persons in their capacity as directors, officers and/or employees of the Company or any of its Subsidiaries prior to the Effective Time that is not less favorable in the aggregate than the Company’s existing directors and officers policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation shall maintain the D&O Runoff Insurance in full force and effect and continue to honor the obligations thereunder for a period of six years after the Effective Time or, if such policies are terminated or cancelled, obtain (subject to the limitations set forth in the next sentence) alternative D&O Runoff Insurance on substantially similar terms as set forth in this Section 4.10(d). The Company shall not, and the Surviving Corporation shall not be required to, pay an aggregate price for the D&O Runoff Insurance in excess of 300% (the “Maximum Amount”) of the last annual premium paid prior to the Agreement Date (it being understood and agreed that in the event the cost of such D&O Runoff Insurance exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to purchase, and the Surviving Corporation shall be obligated to maintain, the broadest D&O Runoff Insurance coverage as may be obtained for the Maximum Amount).
(e)    In the event the Surviving Corporation or its Subsidiaries or their respective successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving company or Entity of such consolidation or merger or (ii) transfer all or substantially all of their properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or Entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.10, without relieving Parent of its obligations under this Section 4.10.
(f)    The obligations under this Section 4.10 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.10 applies without the consent of such affected indemnitee. The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise.
Section 4.11    State Takeover Laws. The Company and the Company Board shall (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to this Agreement and the Transactions and (ii) if any Takeover Law becomes applicable to this Agreement or any of the Transactions, take all action necessary to render such Takeover Law inapplicable to the foregoing and ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.
Section 4.12    Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder of Shares, Company Options and Shares acquired upon the settlement of any Company RSUs pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder.
Section 4.13    Tax Matters.
(a)    Prior to or following the Effective Time, none of Parent, Merger Sub or the Company shall, and they shall not permit any of their respective Subsidiaries to, take (or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(b)    Each of Parent and the Company shall use its reasonable best efforts and will cooperate with one another to obtain the tax opinion described in Section 5.3(e) (the “Tax Opinion”). In connection therewith, (i) officers of Parent and Merger Sub shall execute and deliver to Fenwick & West LLP (or other counsel delivering the Tax Opinion in accordance with Section 5.3(e)), certificates containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render the Tax Opinion, as applicable, substantially in the form attached hereto as Exhibit C-1 (the “Parent Tax Certificate”), (ii) officers of the Company shall execute and deliver to such counsel a certificate containing such customary representations as shall be reasonably necessary or appropriate to enable such counsel to render the Tax Opinion, substantially in the form attached hereto as Exhibit C-2 (the “Company Tax Certificate”), in each case of (i) and (ii), dated as of the Closing Date (and, such other dates as reasonably requested by such counsel in connection with the Proxy Statement/Prospectus), and (iii) Parent and the Company shall use reasonable best efforts to provide such other information as reasonably requested by such counsel for purposes of rendering the Tax Opinion.
(c)    If following the date of this Agreement all of the conditions set forth in Article V have been satisfied or waived (except that the tax opinion in Section 5.3(e) cannot be delivered and the condition set forth in Section 5.3(e) has not been waived), but a tax opinion could be delivered and the Closing could occur if an alternative structure that left the Parties in substantially the same economic position was used (including, but not limited to a “two-step merger” as described in IRS Revenue Ruling 2001-46) which allowed Company Counsel (or another counsel mutually acceptable to the Company and Parent will provide such opinion to the Company, it being understood that Paul, Weiss, Rifkind, Wharton & Garrison LLP is mutually agreed to be acceptable other counsel) to deliver a tax opinion that the alternative structure will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use reasonable best efforts to implement such alternative structure and obtain such tax opinion and the Parties agree that such tax opinion will satisfy the condition set forth in Section 5.3(e).

(d)    The Parties will take the position for all Tax purposes that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, unless a contrary position is required by a final “determination” within the meaning of Section 1313(a) of the Code.
(e)    Notwithstanding the foregoing, or anything in this Agreement to the contrary, the provisions of this Section 4.13 shall immediately be of no further force or effect in the event that the Company shall have waived the condition set forth in Section 5.3(f).
Section 4.14    Merger Sub and Surviving Corporation Compliance. Immediately following the execution and delivery of this Agreement, Parent will cause the sole stockholder of Merger Sub to execute and deliver to Merger Sub a written consent adopting this Agreement and approving the Transactions in accordance with the DGCL. Parent shall take all actions necessary to (a) cause Merger Sub or the Surviving Corporation, as applicable, to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.
Section 4.15    Stockholder Litigation. The Company shall promptly notify Parent of any Proceeding brought by the Company Stockholders or other Persons against the Company or any of its directors, officers or the Company Representatives arising out of or relating to this Agreement or the Transactions (collectively, the “Stockholder Litigation”), and shall keep Parent reasonably informed with respect to the status thereof. Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation (and the Company will in good faith take such comments into account) and to consult with Parent on a regular basis, and give Parent’s advice reasonable consideration, with respect to the defense or on any settlement with respect to such litigation. No such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).
Section 4.16    Delisting; De-registration. Each of the Parties agrees to cooperate with each other to do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
Section 4.17    Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the shares of Parent Stock to be issued in the Merger to be listed on the NYSE, subject to official notice of issuance.
Section 4.18    Convertible Notes.
(a)    Prior to the Effective Time, the Company shall deliver any notices and take all necessary actions so that, in the event that any of the Company’s Convertible Notes issued pursuant to the Convertible Notes

Indentures remain outstanding as of the Effective Time, the Company shall execute and deliver to the Trustee (as defined therein) supplemental indentures to the Convertible Notes Indentures, as and to the extent required by the Convertible Notes Indentures, in form and substance reasonably satisfactory to Parent, including to provide that on and after the Effective Time, each holder of Convertible Notes shall have the right to convert such Convertible Notes into the Merger Consideration in accordance with, and subject to, the provisions of the Convertible Notes Indentures governing the conversion of the Convertible Notes and all such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the Convertible Notes Indentures or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Convertible Notes Indentures in connection with the Transactions. Prior to the Effective Time, the Company shall not make any settlement election (including, for the avoidance of doubt, by not delivering a Settlement Notice (as defined in the Convertible Notes Indentures) with respect to any Conversion Date (as defined in the Convertible Notes Indentures)) under the Convertible Notes Indentures without the prior written consent of Parent.
(b)    The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with any Convertible Notes or the Convertible Notes Indenture prior to the dispatch or making thereof, each of which shall be subject to the prior approval of Parent (not to be unreasonably withheld, conditioned or delayed).
(c)    Prior to the Effective Time, (i) the Company shall take all commercially reasonable actions, including the delivery of any notices or other documents or instruments, as may be required or contemplated by the terms of the applicable Capped Call Transaction or as reasonably requested by Parent in connection with making elections under, amending, obtaining waivers and/or unwinding or otherwise settling the Capped Call Transactions and (ii) the Company shall use its commercially reasonable efforts to cooperate with Parent in initiating or continuing any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions (each, a “Hedge Counterparty”), with respect to any determination, cancelation, termination, exercise, settlement, adjustment or computation under, or in connection with the Capped Call transaction, including with respect to any Shares or cash amounts that may be payable or deliverable to the Company pursuant to the Capped Call Transactions. The Company shall promptly provide Parent with any written notices or other documents received from any Hedge Counterparty with respect to any determination, cancelation, termination, exercise, settlement, adjustment or computation under, or in connection with any discussions or negotiations related to, the Capped Call Transactions. The Company shall not, and shall cause Company Representatives not to, except as contemplated herein, enter into any discussions, negotiations or agreements in respect of the Capped Call Transactions or make any elections, amendments, modifications or other changes to the terms of the Capped Call Transactions or exercise any rights it may have to terminate or cause the early settlement, exercise or cancellation of the Capped Call Transactions, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), except as required pursuant to the terms thereof (as in effect on the date of this Agreement, subject to adjustments pursuant to the terms thereof). The Company shall keep Parent informed of all material discussions and negotiations with the Hedge Counterparties. The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any material written response to any written notice or other document received from any Hedge Counterparty with respect to any determination, adjustment or computation under, or in connection with any discussions or negotiations related to, the Capped Call Transactions prior to making any such response, and the Company shall (i) use its commercially reasonable efforts to promptly respond to any reasonable questions from, and (ii) consider in good faith any reasonable comments made by, Parent or its counsel with respect thereto prior to making any such response.
(d)    The Company shall use its commercially reasonable efforts to provide Parent and its counsel reasonable opportunity to review and comment on any written notice or communication in connection with the Capped Call Transactions prior to the dispatch or making thereof, and the Company shall (i) use its commercially reasonable efforts to promptly respond to any reasonable questions from, and (ii) consider in good faith any reasonable comments made by, Parent or its counsel with respect thereto prior to the dispatch or making thereof.
(e)    The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause their respective representatives to cooperate with Parent in connection with the fulfillment of the Company’s obligations under the terms of the Convertible Notes and the Convertible Notes Indentures at any time after the Agreement Date as reasonably requested by Parent.
Section 4.19    Company Credit Agreement. The Company shall deliver to Parent at least two Business Days prior to the Closing Date (with drafts, including final payoff numbers, to be provided at least three Business Days prior to the Closing Date), (a) an appropriate and customary payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing Date and providing for a release of all Liens and guarantees thereunder upon the receipt of the respective payoff amounts specified in the Payoff Letter, including, in the case of any letters of credit or similar obligations, cash collateralization, backstop or repayment of such obligations (it being understood and agreed that Parent shall be responsible for paying all amounts under the Payoff Letter (including cash collateralizing, backstopping or repaying any letters of credit or similar obligations)) and (b) customary documentation evidencing the release of all Liens with respect to the Company Credit Agreement (including any customary termination statements on Form UCC-3 or other customary lien releases); provided, however, that such releases shall not be filed and effective until after the Closing Date upon receipt by the outgoing lenders of the outstanding amounts required by the Payoff Letter.
Section 4.20    Financing.
(a)    The Company shall (i) provide to each warehouse lender any notice required under the terms of the applicable Mortgage Funding Credit Facility and relating to the Transactions and (ii) use commercially reasonable efforts to take, or cause to be taken, all actions, and use commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable to obtain an appropriate and customary payoff letter (with drafts to be provided at least three Business Days prior to the Closing Date and such drafts to include final payoff numbers to the extent a termination date has been provided by Parent, to be no earlier than the Effective Time) from each warehouse lender confirming that, upon receipt of funds representing all amounts owing to such warehouse lender under the applicable Mortgage Funding Credit Facility, and any related repurchase with respect to each purchased assignment interest under the Mortgage Funding Credit Facility, such Mortgage Funding Credit Facility is terminated.
(b)    On or prior to the Effective Time, the Company shall, and shall cause the Subsidiaries of the Company to, use commercially reasonable efforts to assist Parent in obtaining any consents, as requested by Parent, under the Company’s Mortgage Funding Credit Facilities in connection with the Mergers.
Section 4.21    Reorganization Transactions. Parent will consummate, or cause to be consummated, the Reorganization Transactions as promptly as practicable in accordance with the terms of the Transaction Agreement. Parent will enforce the terms of the Transaction Agreement, will notify the Company promptly upon becoming aware of any breach thereof by any party thereto, and will not amend, modify or waive any provisions of the Transaction Agreement without the prior written consent of the Company. Parent will not amend, terminate or agree to terminate (other than pursuant to Section 8.10 of the Transaction Agreement), or give notice of termination of the Tax Receivable Agreement without the prior written consent of the Company. Parent will provide the Company with a draft of the information statement relating to the Reorganization Transactions within a reasonable time prior to the distribution of such information statement to the stockholders of Parent.
Article V
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 5.1    Conditions Precedent to Obligations of Each Party Under This Agreement. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b)    No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger or that results or will result in a Detriment shall be in effect. No statute, rule, regulation, order, injunction, or decree shall have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any Governmental Authority with competent jurisdiction that prohibits or makes illegal the consummation of the Merger.
(c)    Antitrust Clearance. All applicable waiting periods (and any extensions thereof) under the HSR Act relating to the consummation of the Merger shall have expired or been terminated.
(d)    Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC that has not been withdrawn.

(e)    NYSE Listing. The shares of Parent Stock issuable (i) in the Merger, (ii) upon the exercise of all Assumed Options, and (iii) in settlement of all Assumed Units, shall have been authorized for listing on the NYSE subject to official notice of issuance.
Section 5.2    Additional Parent and Merger Sub Conditions. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    Accuracy of Representations and Warranties. (i) The representations and warranties set forth in Section 2.9(a) shall be true and correct in all respects on and as of the Agreement Date, (ii) the representations and warranties of the Company in Section 2.2(a), Section 2.2(b), Section 2.2(d) and Section 2.2(f) shall be true and correct in all respects on and as of the Agreement Date and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct as of such specified date) except for inaccuracies that do not have more than a de minimis effect, (iii) Company Fundamental Representations and the representations and warranties of the Company in Section 2.2(c), Section 2.2(e) and Section 2.2(g), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects as of such specified date) and (iv) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    Compliance with Agreements and Covenants. The Company shall have performed and complied with, in all material respects, all obligations and covenants required to be performed by it under this Agreement at or prior to the Effective Time.
(c)    No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Company Material Adverse Effect that is continuing.
(d)    Receipt of Officers’ Certificate. Parent shall have received a certificate of the Company, executed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 5.2(a), Section 5.2(b), and Section 5.2(c) have been satisfied.

Section 5.3    Additional Company Conditions. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    Accuracy of Representations and Warranties. (i) The representations and warranties set forth in Section 3.7(a) shall be true and correct in all respects on and as of the Agreement Date, (ii) the representations and warranties of Parent and Merger Sub in Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all respects as of such specified date) except for inaccuracies that do not have more than a de minimis effect, (iii) the Parent Fundamental Representations and the representations and warranties of Parent and Merger Sub in Section 3.2(c), Section 3.2(d), Section 3.2(e) and Section 3.2(f), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect or any similar standard or qualification, shall be true and correct in all material respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects as of such specified date) and (iv) all other representations and warranties of Parent and Merger Sub in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Compliance with Agreements and Covenants. Parent and Merger Sub shall have performed and complied with, in all material respects, all obligations and covenants required to be performed by each of them under this Agreement at or prior to the Effective Time.
(c)    No Parent Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Parent Material Adverse Effect that is continuing.
(d)    Receipt of Officers’ Certificate. The Company shall have received a certificate of Parent and Merger Sub, executed by the Chief Executive Officer, the Chief Financial Officer or other officer of Parent and Merger Sub, dated as of the Closing Date, to the effect that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been satisfied.
(e)    Tax Opinion. Provided that the Company has not waived the condition set forth in Section 5.3(f), the Company shall have received a written opinion of Fenwick & West LLP (“Company Counsel”) or, if Company Counsel is unable to provide such opinion, a written opinion of another counsel mutually acceptable to Company and Parent (it being understood that Paul, Weiss, Rifkind, Wharton & Garrison LLP is mutually agreed to be acceptable other counsel), in customary form and substance reasonably satisfactory to Company, dated as of the Closing Date and to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(f)    Reorganization Transactions. The Reorganization Transactions shall have been consummated in accordance with the terms of the Transaction Agreement.
Article VI
TERMINATION, AMENDMENT AND WAIVER
Section 6.1    Termination. This Agreement may be validly terminated and the Transactions may be abandoned by action taken or authorized by the board of directors of the terminating Party or Parties:
(a)    By mutual written consent of Parent and the Company, by action of their respective boards of directors.
(b)    By either Parent or the Company, if:
(i)    the Merger shall not have been consummated on or before 11:59 p.m. Pacific Time on the date that is nine months after the date of this Agreement (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to have been consummated on or by such date;
(ii)    the Company Stockholder Approval is not obtained upon a vote taken thereon at the Company Stockholder Meeting duly convened therefor (after any adjournment or postponement thereof); or
(iii)    any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(b)(iii) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of, or resulted in, any such Order or who has failed to use reasonable best efforts to resist, appeal, obtain Consent pursuant to, resolve or lift such Order.
(c)    By Parent, if:
(i)    (A) there shall be an inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that the conditions set forth in Section 5.2(a) or Section 5.2(b) would not then be satisfied, (B) Parent shall have delivered to the Company written notice of such inaccuracy or breach of covenant, and (C) either such inaccuracy or breach of covenant is not capable of cure or such inaccuracy or breach of covenant shall not have been cured within the earlier of (x) at least 30 days since the date of delivery of such written notice to the Company and (y) the

Outside Date; provided that Parent and Merger Sub are not then in material breach of this Agreement; or
(ii)    prior to the date of Company Stockholder Approval, the Company Board shall have made a Change of Board Recommendation.
(d)    By the Company:
(i)    in order to enter into an Alternative Acquisition Agreement constituting a Superior Proposal; provided that the Company has complied in all material respects with Section 4.6 with respect to such Superior Proposal, the Company substantially concurrently enters into a definitive written agreement with respect to such Superior Proposal and that such termination shall not be effective unless the Company shall pay the Company Termination Fee to Parent substantially concurrently with such termination in accordance with Section 6.3(a); or
(ii)    if (A) there shall be an inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement, in any case, such that the conditions set forth in Section 5.3(a) or Section 5.3(b) would not then be satisfied, (B) the Company shall have delivered to Parent written notice of such inaccuracy or breach of covenant and (C) either such inaccuracy or breach of covenant is not capable of cure or such inaccuracy or breach of covenant shall not have been cured within the earlier of (x) at least 30 days since the date of delivery of such written notice to Parent and (y) the Outside Date; provided that the Company is not then in material breach of this Agreement.
The party desiring to terminate this Agreement pursuant to this Section 6.1 (other than pursuant to Section 6.1(a)) shall give written notice of such termination to each other Party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is being effected.
Section 6.2    Effect of Termination. In the event of valid termination of this Agreement by either the Company or Parent as provided in Section 6.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no Liability on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors, employees, agents or representatives except (a) with respect to Section 4.3(b), this Section 6.2, Section 6.3 and Article VII (and all the defined terms appearing in such sections) shall survive termination and remain in full force and effect and (b) the valid termination of this Agreement will not relieve any Person from any Liabilities incurred or suffered by a Party as a result of an Intentional Breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. In the event of a termination of this Agreement as a result of an Intentional Breach for which equitable relief has been sought by the non-breaching Party pursuant to this Agreement, and determined by a court of competent jurisdiction not to be available, in determining damages the court may (but is not required to) grant damages on the part of the Company Stockholders (in the case of an Intentional Breach by Parent) or of Parent (in the case of an Intentional Breach by the Company), in each case to the extent proven and awarded by a court of competent jurisdiction. Nothing shall limit or prevent any Party or third-party beneficiary from exercising any rights or remedies it may have under Section 7.8 in lieu of terminating this Agreement pursuant to Section 6.1.
Section 6.3    Company Termination Fee.
(a)    In the event that this Agreement is validly terminated (i) by the Company pursuant to Section 6.1(d)(i), (ii) by Parent pursuant to Section 6.1(c)(ii), or (iii) by either Parent or the Company pursuant to Section 6.1(b)(i) (but only if such termination occurs prior to the Company receiving the Company Stockholder Approval), Section 6.1(b)(ii) or by Parent pursuant to Section 6.1(c)(i), and only if, in any such case, (A) after the Agreement Date but before the date of such termination, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn prior to such termination and (B) within 12 months after the date of such termination, the Company shall have consummated the transactions contemplated by such Acquisition Proposal, then the Company shall pay to Parent a termination fee of $65,533,735 in cash (the “Company Termination Fee”) concurrently with any termination pursuant to the foregoing clause (i) or within two Business Days of the date that Parent otherwise becomes entitled to the Company Termination Fee.
(b)    For purposes of this Section 6.3, all references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.
(c)    In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding anything to the contrary in this Agreement, and subject to Section 6.2(b), in the event that this Agreement is validly terminated in accordance with this Article VI and the Company Termination Fee is payable pursuant to Section 6.3(a) and is paid to Parent (or its designee) in accordance with this Agreement, payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub, and each of their respective Affiliates, as applicable, against the Company and each of its Affiliates, and each of their respective directors, officers, employees, stockholders, controlling Persons, agents or representatives for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any representations, warranties, covenants or agreements made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Each of Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 7.8 and the payment of the Company Termination Fee under Section 6.3(a); provided that under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance that results in the Closing and any money damages, including all or any portion of the Company Termination Fee. Acceptance of the Company Termination Fee shall constitute acceptance by Parent and Merger Sub of the validity of the termination of this Agreement.
(d)    If the Company fails to pay in a timely manner the Company Termination Fee due pursuant to Section 6.3(a) and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company shall pay to Parent any reasonable and documented costs and expenses (including reasonable attorneys’ fees and expenses) of Parent in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Citibank, N.A. in effect from time to time from the date such payment was required to be made hereunder through the date such payment was actually received.
(e)    Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 6.3 are an integral part of the Transactions and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.
Article VII
MISCELLANEOUS PROVISIONS
Section 7.1    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 7.2    Fees and Expenses. Except as specifically provided herein, all expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same.
Section 7.3    Notices. Any notice, request, or demand desired or required to be given hereunder will be in writing and will be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party will have previously designated by such a notice. The effective date of any notice, request, or demand will be the date of personal delivery, the date on which email is sent (provided that the sender of such email does not receive a written notification of delivery failure) or one day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.
If to Parent or Merger Sub, addressed to it at:
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226
Attention:
Email:
with a copy to (for information purposes only):
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Attention:	Scott A. Barshay
Laura C. Turano
Email:

If to the Company, addressed to it at:
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101
Attention: Chief of Legal Affairs and Digital Revenue
Email:
with a copy to (for information purposes only):
Fenwick & West LLP
401 Union Street, Floor 5
Seattle, Washington 98101

Attention:	Alan C. Smith
David K. Michaels
Christopher N. Gorman
Email:
Section 7.4    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
Section 7.5    Entire Agreement. This Agreement (together with the annexes hereto and the other documents delivered pursuant hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter and Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.
Section 7.6    Assignment. This Agreement shall not be assigned by any Party without the prior written consent of the other Parties, and any attempted assignment, without such consent, shall be null and void.
Section 7.7    Third-Party Beneficiaries. Notwithstanding any reference in Section 6.2 to damages relating to Company Stockholders or any other provision of Section 6.2, except as set forth in Section 4.10, and after the Effective Time, except for the rights of the holders of Shares, Company Options, Company RSUs and

Company PSUs to receive the consideration specified in Section 1.5, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies.
Section 7.8    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that prior to any valid termination of this Agreement in accordance with Section 6.1, (a) each Party (on behalf of itself or any third-party beneficiary to this Agreement) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity and (b) the Parties shall waive, in any Proceeding for specific performance, the defense of adequacy of a remedy at law. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third-party beneficiaries to this Agreement, to cause (x) Parent and Merger Sub to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement and (y) cause Parent to perform its covenants under Section 4.21 of this Agreement to cause the Reorganization Transactions and any other transactions contemplated by the Transaction Agreement to be consummated on the terms and subject to the conditions set forth in the Transaction Agreement. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties agree not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand and (ii) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. A Party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by such party in the case of a breach of this Agreement involving fraud or willful or intentional misconduct.
Section 7.9    Governing Law. This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.
Section 7.10    Consent to Jurisdiction. The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America located within the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and, to the fullest extent permitted by applicable Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in the Delaware Court of Chancery or, to the extent required by applicable Law, the federal court located within the State of Delaware. The Parties hereby consent to and grant any such court jurisdiction over such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 7.3 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or other Proceeding, venue shall lie solely in the Court of Chancery of the State of Delaware or such federal court located within the State of Delaware. The Parties further agree, to the extent permitted by applicable Law, that final and non-appealable judgment against a Party in any Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.
Section 7.11    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.
Section 7.12    Counterparts. This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.
Section 7.13    Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the Parties.
Section 7.14    Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and

(iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
Section 7.15    Rules of Construction.
(a)    The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement and each Exhibit and each Annex attached hereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.
(b)    When a reference is made in this Agreement to Sections, Exhibits or Annexes, such reference shall be to a Section of, or an Exhibit to this Agreement, Schedule to the Company Disclosure Letter or Schedule to the Parent Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits and annexes to this Agreement) and not to any particular provision of this Agreement. The words “include,” “including,” or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import. The phrases “delivered,” “made available,” “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the Party to whom such information or material is to be provided prior to the execution of this Agreement or have been deposited by the Company or Parent in the electronic datarooms maintained for the Transactions by the Company or Parent, as applicable, and to which each Party has access, or filed by the Company with the SEC and publicly available on EDGAR, prior to 5:00 p.m., Pacific time, on the calendar day immediately prior to the Agreement Date. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any Person include the successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) any action required to be taken by or on a day or Business Day may be taken until 11:59 p.m. Pacific Time on such day or Business Day, (viii) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day” and (ix) all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Pacific Time. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ROCKET COMPANIES, INC.

By:	/s/	Varun Krishna
Name:		Varun Krishna
Title:		Chief Executive Officer

NEPTUNE MERGER SUB, INC.

By:	/s/	Chris Howard
Name:		Chris Howard
Title:		President

REDFIN CORPORATION

By:	/s/	Glenn Kelman
Name:		Glenn Kelman
Title:		Chief Executive Officer

Exhibit A
Certain Definitions
“2017 Equity Incentive Plan” means the Company’s 2017 Equity Incentive Plan, as amended.
“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are materially no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any standstill provision and (b) does not prohibit the Company from complying with Section 4.6.
“Acquisition Inquiry” means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Parent, Merger Sub, Parent’s Affiliates or the Parent Representatives) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means any proposal or offer (whether written or otherwise) from any Person or group (other than Parent or its Subsidiaries) relating to, in a single transaction or series of related transactions, (a) any (i) direct or indirect acquisition or exclusive license of assets of the Company or any of its Subsidiaries (including securities of the Subsidiaries of the Company) equal to more than 20% of the Company’s consolidated assets (measured on a fair market value basis) or to which more than 20% of the Company’s revenues, EBITDA, net income or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether by merger, consolidation or otherwise) of more than 20% of any class of voting equity securities of the Company, (b) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning 20% or more of the outstanding voting power of the Company or (c) any merger, consolidation, business combination, share exchange, recapitalization or other similar transaction involving the Company that would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, more than 20% of the outstanding voting power of the Company or 20% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power) or (d) any liquidation or dissolution of the Company. Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.
“Advance Credit Facility” means a revolving line of credit with an advance facility lender pursuant to which Mortgage Subsidiary funds servicer advances.
“Affiliate” means (a) in the case of an individual, the members of the immediate family (including parents, siblings and children) of (i) the individual, (ii) the individual’s spouse and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity.
“Anti-Corruption Law” means any applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, and all other applicable anti-bribery or anti-corruption Laws.
“Anti-Money Laundering Laws” means all applicable Laws related to financial recordkeeping or reporting, or the prevention of money laundering or terrorist financing in the jurisdictions in which the Company is organized or conducts its business, including but not limited to the Bank Secrecy Act of 1970 (31 USC 5311 et seq.), as amended, and any Law implementing the “Forty Recommendations” published by the Financial Action Task Force on Money Laundering.
“Antitrust Law” means, individually and collectively, the HSR Act, the U.S. Sherman Act, as amended, the U.S. Clayton Act, as amended, the U.S. Federal Trade Commission Act, as amended, and any other applicable U.S. federal, state or non-U.S. statutes, rules, regulations, orders or decrees that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) regulate foreign investment.
“Applicable Requirements” means, as of the time of reference, (A) all applicable laws and published guidelines of Fannie Mae, Freddie Mac or Ginnie Mae, the Federal Housing Administration, the U.S. Department of Veterans Affairs, the U.S. Department of Agriculture, and any other entity (other than the Company and its Subsidiaries) to or with which any Company Owned Mortgage Loan, Company Acquired Mortgage Loan or Company Serviced Mortgage Loan (as defined below) is or has been sold, transferred, serviced, pooled, securitized, or insured, in each case relating to the origination (including the taking, processing and underwriting of the relevant Mortgage Loan application and the closing or funding of the relevant Mortgage Loan), purchase, assignment, sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any such Mortgage Loan at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each such Mortgage Loan, (C) all requirements set forth in the Servicing Agreements, (D) all obligations of the Mortgage Subsidiary under any agreement related to the sale of Mortgage Servicing Rights, (E) any Law entered, issued, made or rendered by any Governmental Authority applicable to any such Mortgage Loans and (F) all requirements set forth in the credit, underwriting, servicing and collection policies and procedures of the Mortgage Subsidiary.
“Business Day” means a day other than Saturday, Sunday, a United States federal holiday or any other day on which (x) commercial banks in Seattle, Washington are authorized or required by applicable Law to be closed or (y) with respect to Section 1.3 only, the Division of Corporations of the Secretary of State of the State of Delaware is not open for business.
“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company

(including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Exchange Act).
“Capped Call Documentation” means (i) the letter agreements regarding the Base Capped Call Transaction, each dated March 22, 2021, between the Company and each of Goldman Sachs & Co. LLC, HSBC Bank USA, National Association, Jefferies International Limited, Jefferies LLC, RBC Capital Markets, LLC, as agent for Royal Bank of Canada and (ii) the letter agreements regarding the Additional Capped Call Transaction, each dated as of March 31, 2021, between the Company and each of Goldman Sachs & Co. LLC, HSBC Bank USA, National Association, Jefferies International Limited, Jefferies LLC, RBC Capital Markets, LLC, as agent for Royal Bank of Canada.
“Capped Call Transactions” means the transactions documented under the Capped Call Documentation.
“Claim” means all past, present and future disputes, claims, controversies, demands, and Proceedings of every kind and nature.
“COBRA” means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Acquired Mortgage Loan” means any Mortgage Loan originated or purchased by the Mortgage Subsidiary.
“Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, its Subsidiaries or any ERISA Affiliate, including all incentive, bonus, pension, profit sharing, consulting, employment, restrictive covenant, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, which are now maintained, sponsored or contributed to by the Company, a Subsidiary of the Company or any ERISA Affiliate, or under which the Company, a Subsidiary of the Company or any ERISA Affiliate has any material Liability or obligations.
“Company Credit Agreement” means that certain Term Loan and Security Agreement, dated October 20, 2023, by and among the Company, Apollo Administrative Agency LLC and the other parties thereto.
“Company Equity Plans” means the 2017 Equity Incentive Plan and the Company’s Amended and Restated 2004 Equity Incentive Plan.

“Company Fundamental Representations” means the representations and warranties made by the Company in Section 2.1(a) (Corporate Existence), Section 2.3 (Corporate Authority), Section 2.19 (Finders; Brokers) and Section 2.21 (Opinion of Financial Advisor).
“Company IP” means the Company Registered IP and all other Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Material Adverse Effect” means any Effect that is, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition, assets or continuing results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following Effects (and no Effect that results from or arises in connection with the following) shall constitute or shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) changes in or affecting the economies or general business, economic, regulatory or legislative conditions or securities, financial, credit or capital market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels, trading volumes or the imposition of new or increased tariffs) anywhere in the world in which the Company and its Subsidiaries operate, (b) changes in the trading volume or trading price of Shares (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded under this definition), (c) changes in the industry in which the Company and its Subsidiaries operate, (d) national or international political conditions, labor strikes, acts of war (whether or not declared), the threat, commencement, continuation or escalation of a war, acts of armed hostility, sabotage, terrorism, cyber intrusion, government shutdown or other international or national calamity or any material worsening of such conditions threatened or existing as of the Agreement Date, (e) changes (or prospective changes) in Law or GAAP (or in the interpretation thereof), (f) any failure by the Company to meet its guidance or any published analyst projections, estimates or expectations of the Company’s past or projected revenue, earnings or other financial or operating performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial or operating performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded under this definition), (g) any Effects resulting from the execution, announcement or pendency of this Agreement or the anticipated consummation of the Merger (including the identity of, or any facts or circumstances relating to, Parent as the acquirer of the Company), or any leaks or rumors related thereto, including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, Governmental Authorities, subcontractors or partners (including the exercise, or prospective exercise, by any party of rights that arise upon a change of control or the departure of any officers or employees of the Company), provided, that this clause (g) shall not apply to any representation or warranty set forth in Section 2.4(a), Section 2.4(b), Section 2.10(h) and Section 2.12 or any other representation or warranty intended to address the consequences of the execution and delivery of this Agreement, or the consummation of the Merger or other transactions (or any condition to any party’s obligation to consummate the Merger relating to such representation and warranty) to the extent that such representation and warranty addresses the consequences of any Effect arising out of, relating to or resulting from the execution and delivery of this Agreement or the consummation of the Merger, (h) fires, epidemics, pandemics, disease outbreak or other health-related event, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural or man-made disaster or any other national or international calamity, crisis or disaster, including the response of Governmental Authorities thereto, and (i) any Effects resulting from or arising out of (x) the failure by the Company or any of its Subsidiaries to take any action prohibited by this Agreement or (y) any actions taken by the Company or any of its Subsidiaries as required by this Agreement (including the requirement that the Company operate in the ordinary course of business) or with the consent, or at the request, of Parent or Merger Sub; provided that, with respect to clauses (a), (c), (d), (e) and (h), only to the extent such Effect does not adversely affect the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).
“Company Optionholder” means each holder, as of immediately prior to the Effective Time, of a Company Option, whether or not vested.
“Company Options” means options to purchase Shares from the Company (whether granted by the Company pursuant to any Company Equity Plan, assumed by the Company or otherwise).
“Company Owned Mortgage Loan” means any Company Acquired Mortgage Loan held by the Company or a Subsidiary of the Company for sale to a third party or in its portfolio of “loans held for investment” at any time since January 1, 2023.
“Company Products” means all products or services owned by the Company or any of its Subsidiaries that are developed, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of the Subsidiaries.
“Company PSU” means a PSU issued under the 2017 Equity Incentive Plan.
“Company Registered IP” means the Registered IP owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Representatives” means the Company and its Subsidiaries’ respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives.
“Company RSU” means an RSU issued under the 2017 Equity Incentive Plan.
“Company Serviced Mortgage Loan” means any Mortgage Loan serviced or master serviced by the Mortgage Subsidiary (either on its own or through a Subservicer) pursuant to a Servicing Agreement at any time since January 1, 2023 and not as a result of its ownership of that Mortgage Loan.
“Company Stockholder” means a holder of Shares.

“Confidentiality Agreement” means that certain letter agreement, dated September 1, 2022, between the Company and Parent, as amended on January 1, 2025.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization), or the expiration or termination of any statutory waiting periods.
“Contract” means any legally binding written agreement, contract, subcontract, lease, easement, understanding, arrangement, instrument, note, mortgage, indenture, option, warranty, purchase order, license, sublicense, insurance policy or commitment or undertaking of any nature that is currently effective.
“Convertible Notes” means, collectively, (i) those certain 0% Convertible Senior Notes due 2025, issued by the Company pursuant to the 2020 Indenture and (ii) those certain 0.50% Convertible Senior Notes due 2027, issued by the Company pursuant to the 2021 Indenture.
“Convertible Notes Indentures” means, collectively, (i) that certain Indenture, dated as of October 20, 2020, by and between the Company and Wells Fargo Bank, National Association, as Trustee (the “2020 Indenture”) and (ii) that certain Indenture dated as of March 25, 2021, by and between the Company and Wells Fargo Bank, National Association, as Trustee (the “2021 Indenture”).
“DGCL” means the Delaware General Corporation Law.
“Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Environmental Claim” means any claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.
“Environmental Laws” means any applicable federal, state, local or non-U.S. Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common Law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include, without limitation, the following U.S. statutes: the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local Law, each as amended.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any Person, trade or business which is considered a single employer with the Company or any Subsidiary of the Company under Section 4001 of ERISA or Section 414 of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“GAAP” means generally accepted accounting principles in the United States.
“Government Official” means (i) any official, employee, agent, representative, or family member or relative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Authority or (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Authority” means any U.S., foreign, federal, state, provincial, municipal or local government, government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality.
“Governmental Authorization” means any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority pursuant to any Law.
“Governmental Consent” means any license, certificate, permit, approval, clearance, expiration, consent, notice, waiver or termination of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority.
“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives, asbestos or asbestos-containing material, polychlorinated biphenyls, lead, urea formaldehyde, per- and polyfluoroalkyl substances, radon gas, mold and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.
“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so called eWaste fees) and compliance with any product take back or product content requirements.
“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (b) any amounts owed with respect to drawn letters of credit, (c) any cash overdrafts, and (d) any outstanding guarantees of obligations of the type described in clauses (a) through (c) above.
“Intellectual Property” means any and all forms of industrial and intellectual property, and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, discoveries, improvements, trade secrets, confidential and proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer programs, source code, object code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, designs, development tools, databases, data compilations and collections, and all rights therein, and all moral and economic rights of authors and inventors, however denominated.
“Intentional Breach” means, with respect to any agreement, (a) an intentional act or omission taken with the knowledge that such action or omission constitutes a material breach of such Agreement, and (b) any failure to consummate the Merger following the satisfaction or waiver of the conditions set forth in Article V.
“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise and other items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State or (c) any Sanctions.
“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its Subsidiaries taken as a whole that, irrespective of when such event, development or change occurred, (a) was not known to the Company Board as of, or prior to, the Agreement Date, or if known, the magnitude or consequences of which were not known or reasonably foreseeable by the Company Board as of the Agreement Date and (b) does not relate to any Acquisition Proposal and provided that in no event shall any change in the price or trading volume of Shares or any other securities of the Company constitute an Intervening Event (provided that the underlying cause of such changes may constitute or be taken into account in determining whether there has been an Intervening Event).

“Investor” means any Agency or any public or private investor who has purchased or is designated to purchase any Company Acquired Mortgage Loans from the Mortgage Subsidiary.
“IRS” means the U.S. Internal Revenue Service.
“IT Systems” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment that are owned or leased by the Company or its Subsidiaries and used by the Company or its Subsidiaries.
“knowledge” means, with respect to the Company and with respect to any matter in question, the actual knowledge of the Persons set forth on Schedule A of the Company Disclosure Letter, and, with respect to Parent, any executive officer of Parent.
“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, judgment, injunction, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NYSE or Nasdaq, as applicable).
“Lease” means a Contract pursuant to which the Company or its Subsidiaries is a lessor, lessee, sublessor or sublessee of any real property or personal property, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto.
“Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).
“Liens” means any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien, charge, security interest or option.
“Mortgage Loans” means any residential mortgage loan product, including forward and reverse mortgage loans.
“Mortgage Servicing Rights” means mortgage servicing rights acquired pursuant to the Servicing Agreements or any side or ancillary agreement entered into in connection with any Servicing Agreement, including (A) the right to receive any servicing fees, general servicing fees, excess servicing fees, late fees or other income or compensation payable to the mortgage servicing rights owner, solely in its capacity as such, under such Servicing Agreement, and (B) all other rights of a mortgage servicing rights owner as provided for in any Servicing Agreement.
“Mortgage Subsidiary” means Bay Equity LLC.
“MSR Credit Facility” means a revolving line of credit with a lender pursuant to which the Mortgage Subsidiary funds its servicing portfolio and investments.
“Nasdaq” means The Nasdaq Stock Market LLC.

“NYSE” means the New York Stock Exchange.
“Order” means any order, writ, injunction, judgment or decree.
“Ordinary Course of Business” means, with respect to any Person at a point in time, an action that is in the ordinary course of business of such Person consistent with past practice.
“Parent Fundamental Representations” means the representations and warranties made by Parent in Section 3.1 (Corporate Existence), Section 3.3 (Corporate Authority) and Section 3.12 (Finders; Brokers).
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (x) materially adverse to the business, financial condition, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole or (y) would prevent or materially delay consummation of the Merger or the other Transactions or performance by Parent of any of its obligations under this Agreement; provided that none of the following Effects (and no Effect that results from or arises in connection with the following) shall constitute or shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clause (x) above has occurred: (a) changes in or affecting the economies or general business, economic, regulatory or legislative conditions or securities, financial, credit or capital market conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels, trading volumes or the imposition of new or increased tariffs) anywhere in the world in which Parent and its Subsidiaries operate, (b) changes in the trading volume or trading price of shares of Parent Stock (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Parent Material Adverse Effect if such facts and circumstances are not otherwise excluded under this definition), (c) changes in the industry in which Parent and its Subsidiaries operate, (d) national or international political conditions, labor strikes, acts of war (whether or not declared), the threat, commencement, continuation or escalation of a war, acts of armed hostility, sabotage, terrorism, cyber intrusion, government shutdown or other international or national calamity or any material worsening of such conditions threatened or existing as of the Agreement Date, (e) changes (or prospective changes) in Law or GAAP (or in the interpretation thereof), (f) any failure by Parent to meet its guidance or any published analyst projections, estimates or expectations of Parent’s past or projected revenue, earnings or other financial or operating performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial or operating performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Parent Material Adverse Effect if such facts and circumstances are not otherwise excluded under this definition), (g) fires, epidemics, pandemics, disease outbreak or other health-related event, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural or man-made disaster or any other national or international calamity, crisis or disaster, including the response of Governmental Authorities thereto, and (h) any Effects resulting from or arising out of (x) the failure by Parent or any of its Subsidiaries to take any action prohibited by this Agreement or (y) any actions taken by Parent or any of its Subsidiaries as required by this Agreement or with the consent, or at the request, of the Company; provided that, with respect to clauses (a), (c), (d), (e) and (g), only to the extent such Effect does not adversely affect Parent and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industry in which Parent and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Parent Material Adverse Effect).
“Parent Options” means options to purchase Parent Stock from Parent (whether granted by Parent pursuant to its 2020 Omnibus Incentive Plan, assumed by Parent or otherwise).
“Parent PSU” means a PSU issued under Parent’s 2020 Omnibus Incentive Plan.
“Parent RSU” means an RSU issued under Parent’s 2020 Omnibus Incentive Plan.
“Parent Stock” means the Class A Common Stock of Parent.
“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, either not delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Financial Statements or the Parent Financial Statements, as the case may be), in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP (b) Liens arising by operation of Law in favor of warehousemen, landlords, carriers, mechanics, materialmen, laborers or suppliers not yet due and payable or, if due, either not delinquent or being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar non-monetary charges or encumbrances or irregularities in title that in each case, individually or in the aggregate, do not and would not reasonably be expected to materially interfere with or impair the use or operation thereof in the business of the Company, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security programs, (f) other Liens arising in the ordinary course of business that are not incurred in connection with the borrowing of money and that do not materially interfere with ownership or use of the subject asset and (g) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means all information that is considered “personal information,” “personally identifiable information,” “personal data,” “nonpublic financial information” or any analogous term under applicable Law.
“Privacy and Security Laws” means any applicable Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, deleting transferring and storing (collectively, “Processing”) Personal Information, including federal, state or non-U.S. Laws or regulations regarding data privacy and information security, and data breach notification (as applicable).

“Proceeding” means any action, arbitration, proceeding, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.
“PSU” means a restricted stock unit that is subject to vesting restrictions based on continuing service and performance metrics.
“Registered IP” means all United States, international and foreign (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyright registrations, (d) registered mask works and applications to register mask works and (e) domain name registrations.
“RHI” means Rock Holdings Inc.
“RSU” means a restricted stock unit.
“Sanctioned Country” means, at any time, any country or territory that is itself the subject or target of any Sanctions (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region, and the so-called Donetsk and Luhansk People’s Republics of Ukraine).
“Sanctioned Person” means, at any time (i) any Person that is the target of U.S., Canada, the United Kingdom (“UK”), the European Union (“EU”) (including EU Member States) or United Nations (“UN”) sanctions, including, without limitation, the OFAC Specially Designated Nationals and Blocked Persons List, Commerce’s Denied Persons List or Entity List and the State Department’s Debarred List or other similar lists maintained by applicable jurisdictions, (ii) any Person located, organized or resident in a Sanctioned Country or (iii) any Person owned 50% or more or otherwise controlled by any such Person or Persons described in clause (i) and (ii).
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government (including those administered by the Office of Foreign Asset Controls and the U.S. State Department), Canada, the UK, the EU (including EU Member States), the UN or any other applicable economic sanctions, the European Union, His Majesty’s Treasury or other relevant sanctions authority.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Servicing Agreement” means any contract or agreement pursuant to which the Mortgage Subsidiary is obligated to a Governmental Authority, Agency, or any other third party to service and administer Mortgage Loans.
“Subservicer” means any third party engaged to service loans on behalf of the Company or a Subsidiary of the Company pursuant to a Servicing Agreement.
“Subsidiary” means, with respect to any Person, an Entity if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity, or if such Person or one or more of its Subsidiaries is a general partner of such Entity or holds a majority of the voting interests of such Entity (if such Entity is a partnership).
“Superior Proposal” means a bona fide written Acquisition Proposal for a transaction described in clause (a), (b) or (c) of the definition thereof (substituting the term “50%” for the term “20%” in each instance where such term appears therein) that the Company Board determines, after consultation with its outside legal counsel and financial advisors, would reasonably be expected to be more favorable from a financial point of view to the Company Stockholders than the Transactions, taking into account all of the terms and conditions (including the financial, legal, regulatory, financing, conditionality, timing and other aspects) of such Acquisition Proposal and taking into account any adjustment to the terms and conditions of the Transactions proposed by Parent in response to such Acquisition Proposal pursuant to Section 4.6(f).
“Tax” means any and all taxes, levies, duties, tariffs, imposts and other charges in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, estimated, gross margins, ad valorem, stamp, transfer, value-added, and gains tax.
“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated August 5, 2020, by and among Parent, Daniel Gilbert and RHI.
“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Authority responsible for the collection or administration of Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Warehouse Credit Facility” means a revolving line of credit with a warehouse lender pursuant to which the Mortgage Subsidiary funds Mortgage Loans (the Warehouse Credit

Facility, Advance Credit Facility and MSR Credit Facility, if any, the “Mortgage Funding Credit Facilities”).
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state or local Laws.

Index of Other Defined Terms

401(k) Plan	Section 4.9(e)
Achieved Company PSUs	Section 1.5(a)(vi)
Agencies	Section 2.24(a)
Agreement	Preamble
Agreement Date	Preamble
AI Technology	Section 2.13(i)
Alternative Acquisition Agreement	Section 4.6(b)(iii)
Antitrust Order	Section 4.7(c)
Assumed Option	Section 1.5(a)(iv)
Assumed Unit	Section 1.5(a)(v)
Audit Committee	Section 2.8(c)
Book-Entry Share	Section 1.8(c)
Cancelled Shares	Section 1.5(a)(iii)
Capitalization Date	Section 2.2(a)
Certificate of Merger	Section 1.3
Change of Board Recommendation	Section 4.6(e)
Class A Common Stock	Section 3.2(a)
Class B Common Stock	Section 3.2(a)
Class C Common Stock	Section 3.2(a)
Class D Common Stock	Section 3.2(a)
Closing	Section 1.3
Closing Date	Section 1.3
Common Shares Trust	Section 1.6(b)
Company	Preamble
Company Balance Sheet	Section 2.8(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	Section 2.1(b)
Company Certificate	Section 2.1(b)
Company Common Stock	Section 2.2(a)
Company Counsel	Section 5.3(e)
Company Disclosure Letter	Article II
Company Employees	Section 4.9(a)
Company Equity Interests	Section 2.2(d)
Company ESPP	Section 1.5(a)(vii)
Company Financial Statements	Section 2.8(a)
Company Material Contract	Section 2.11(a)
Company Preferred Stock	Section 2.2(a)
Company SEC Documents	Section 2.7(a)
Company Stockholder Approval	Section 2.3(c)
Company Stockholder Meeting	Section 4.5
Company Tax Certificate	Section 4.13(b)
Company Termination Fee	Section 6.3(a)
Continuing Employee	Section 4.9(b)
Converted RSUs	Section 1.5(a)(vi)

Current Purchase Period	Section 1.5(a)(vii)
D&O Indemnification Agreements	Section 4.10(a)
D&O Runoff Insurance	Section 4.10(d)
Data Tape	Section 2.24(k)
Detriment	Section 4.7(e)
Effective Time	Section 1.3
Electronic Delivery	Section 7.12
Enforceability Exceptions	Section 2.3(a)
Equity Awards Table	Section 2.2(c)
Excess Shares	Section 1.6(a)
Exchange Agent	Section 1.8(a)
Exchange Fund	Section 1.8(b)
Exchange Ratio	Section 1.5(a)(iii)
Equity Awards Table	Section 2.2(c)
Fannie Mae	Section 2.24(a)
Financial Advisor	Section 2.19
Freddie Mac	Section 2.24(a)
Ginnie Mae	Section 2.24(a)
Hedge Counterparty	Section 4.18(c)
Indemnified Person	Section 4.10(a)
Indemnified Persons	Section 4.10(a)
Insurance Policies	Section 2.22
Intervening Event Notice Period	Section 4.6(g)(i)
Leased Real Property	Section 2.17(b)
Maximum Amount	Section 4.10(d)
Merger	Recitals
Merger Consideration	Section 1.5(a)(iii)
Merger Sub	Preamble
New Plans	Section 4.9(a)
Notification and Report Form	Section 4.7(c)
OFAC	Section 2.6(d)
Open Source Technology	Section 2.13(g)
Other Required Filings	Section 2.18
Outside Date	Section 6.1(b)(i)
Parent	Preamble
Parent Balance Sheet	Section 3.6(a)
Parent Common Stock	Section 3.2(a)
Parent Disclosure Letter	Article III
Parent Equity Interests	Section 3.2(d)
Parent Financial Statements	Section 3.6(a)
Parent Preferred Stock	Section 3.2(a)
Parent Reorganization Stockholder Approval	Section 3.16(b)
Parent Reorganization Written Consent	Section 3.16(b)
Parent Representatives	Section 4.3(a)
Parent SEC Documents	Section 3.5(a)
Parent Tax Certificate	Section 4.13(b)

Parent Welfare Plan	Section 4.9(a)
Parties	Preamble
Party	Preamble
Payoff Letter	Section 4.19
Pre-Closing Period	Section 4.1
Proxy Statement	Section 4.4(a)
Proxy Statement/Prospectus	Section 4.4(a)
Qualifying Acquisition Proposal	Section 4.6(c)
Registration Statement	Section 4.4(a)
Remedies	Section 4.7(e)
Reorganization Transactions	Recitals
Repurchase Obligations	Section 2.24(1)
Sarbanes-Oxley Act	Section 2.7(a)
Security Incidents	Section 2.14(a)
Share	Recitals
Shares	Recitals
State Department	Section 2.6(d)
Stockholder Litigation	Section 4.15
Superior Proposal Notice Period	Section 4.6(f)(i)
Surviving Corporation	Section 1.1
Takeover Law	Section 2.3(b)
Tax Opinion	Section 4.13(b)
Transaction Agreement	Recitals
Transactions	Recitals

Exhibit B
FORM OF CERTIFICATE OF MERGER

CERTIFICATE OF MERGER
OF
NEPTUNE MERGER SUB, INC.
(a Delaware corporation)
WITH AND INTO

REDFIN CORPORATION
(a Delaware corporation)
Dated: [•], 2025
Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Redfin Corporation, a corporation formed under the laws of the State of Delaware (the “Corporation”), in connection with the merger of Neptune Merger Sub, Inc., a corporation formed under the laws of the State of Delaware (“Merger Sub”), with and into the Corporation (the “Merger”), does hereby certify as follows:
FIRST:     The name and state of incorporation of each of the constituent corporations of the merger (collectively, the “Constituent Corporations”) are as follows:

Name	State of Incorporation

Redfin Corporation	Delaware

Neptune Merger Sub, Inc.	Delaware
SECOND:     An Agreement and Plan of Merger, dated as of [•], 2025, in respect of the Merger (the “Merger Agreement”), has been approved, adopted, executed and acknowledged by each of the Constituent Corporations in accordance with Section 251 of the DGCL and, with respect to Merger Sub, by the written consent of its sole stockholder in accordance with Section 228 of the DGCL.
THIRD:     The Corporation shall be the surviving corporation of the Merger (the “Surviving Corporation”). The name of the Surviving Corporation shall be “Redfin Corporation”.
FOURTH:     At the effective time of the Merger, the certificate of incorporation of the Corporation as in effect immediately prior to the Merger shall be amended and restated in its entirety as set forth in Exhibit A attached hereto, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation.

FIFTH:     An executed copy of the Merger Agreement is on file at the office of the Surviving Corporation located at 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904.

SIXTH:     A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.
SEVENTH:     The Merger shall be effective upon the filing of this Certificate of Merger with the office of the Secretary of State of the State of Delaware.
[Signature Page Follows]

IN WITNESS WHEREOF, Redfin Corporation has caused this Certificate of Merger to be duly executed by its authorized officer on the date first indicated above.

REDFIN CORPORATION

By:
Name:
Title:
[Signature Page to Certificate of Merger]

Exhibit A
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
[See attached.]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REDFIN CORPORATION
ARTICLE I
Name
The name of the corporation is Redfin Corporation (the “Corporation”).
ARTICLE II
Address; Registered Office and Agent
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III
Purposes
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
Capital Stock
The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares, all of which shall be shares of Common Stock with the par value of $0.01 per share.
ARTICLE V
Board of Directors
Section 5.1    General. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors (the “Board”). Unless and except to the extent that the Bylaws of the Corporation (the “Bylaws”) shall so require, the election of directors need not be by written ballot.
Section 5.2    Adoption, Amendment or Repeal of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend and repeal Bylaws, subject to the power of the stockholders of the Corporation to adopt, amend and repeal any Bylaws whether adopted by them or otherwise.
ARTICLE VI
Limitation of Liability
To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this ARTICLE VI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
Any repeal or modification of, or adoption of any provision inconsistent with, the foregoing provisions of this ARTICLE VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification or adoption of such inconsistent provision.
ARTICLE VII
Indemnification
To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.
Any amendment, repeal, or modification of the foregoing provisions of this ARTICLE VII shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE VIII
Certificate Amendments
The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation are granted subject to the rights reserved in this ARTICLE VIII.

Exhibit C-1
PARENT TAX CERTIFICATE
[Omitted]

Exhibit C-2
COMPANY TAX CERTIFICATE
[Omitted]